Exhibit 99.1

Operating and Financial Review and Prospects

and

First Half Unaudited Condensed Consolidated Financial Statements

for the six months ended June 30, 2019 and 2020

1.   Operating and Financial Review and Prospects for the Six Months Ended June 30, 2019 and 2020

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This document contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Item 3.D Risk factors of the Annual Report of Orange on Form 20-F for the year ended December 31, 2019, (the “2019 Annual Report on Form 20-F”), as well as in Section 1.1.4 Information on trends and the main risks and uncertainties in this document concerning the risks linked to the Covid-19 pandemic.

The following discussionis based on the unaudited condensed consolidated financial statements for the six months ended June 30, 2019 and 2020 (the “Interim Financial Statements”) prepared in accordance with International Financial Reporting Standards, (“IFRS”) (see Note 2 to the interim Financial Statements) included elsewhere in this document.

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX" , and net financial debt are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. The unaudited non-IFRS financial information is not intended to be a substitute for, and should be read in conjunction with, the Interim Financial Statements, including the Notes thereto, included elsewhere in this document.

Data on a historical basis (see Section 1.6.4 Financial glossary) relates to data for past periods as reported in the Interim Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the first half of 2019 is set out in Section 1.5.1 Data on a comparable basis.

The segment information (see Note 1 to the Interim Financial Statements) that is presented in the following sections is understood, unless stated otherwise, to be before eliminations for transactions with other segments.

The references to websites contained in this report are provided for reference only; the information contained on the referenced websites is not incorporated by reference in this document.

As used in this report, the terms “Orange”, “Orange group” and the “Group”, unless the context otherwise requires, refer to Orange together with its consolidated subsidiaries, and “Orange SA” and the “Company” refer only to the parent company, a French société anonyme (corporation), without its subsidiaries.

Unless stated otherwise, data in the tables is presented in millions of euros, without a decimal point. This presentation may, in some cases, lead to negligible differences in the totals and sub-totals in the tables. Furthermore, the changes presented are calculated based on data in thousands of euros.

1.1   Overview

1.1.1     Financial data and workforce information

Operating data

	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue (2)	20,769	20,703	20,573	0.3%	1.0%
Operating income	2,249		2,388		(5.8)%
Telecoms activities	2,336		2,475		(5.6)%
Orange Bank activities	(87)		(88)		0.9%
eCAPEX (1)	3,156	3,502	3,509	(9.9)%	(10.1)%
Telecoms activities	3,142	3,486	3,493	(9.9)%	(10.1)%
eCAPEX/Revenue from telecoms activities	15.1%	16.8%	17.0%
Orange Bank activities	14	16	16	(14.5)%	(14.5)%
Telecommunication licenses	42	507	510	(91.6)%	(91.7)%
Average number of employees (full-time equivalents) (3)	134,085	136,391	135,804	(1.7)%	(1.3)%
Number of employees (active employees at end of period) (3)	142,969	148,342	147,818	(3.6)%	(3.3)%

(1)   See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)   Revenue from telecoms activities. The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Notes 1.2 and 1.3 to the Interim Financial Statements).

(3)   See Section 1.6.4 Financial glossary.

Consolidated net income

	2020	2019
		data on a
(at June 30, in millions of euros)		historical basis
Operating income	2,249	2,388
Finance costs, net	(742)	(738)
Income tax	(491)	(513)
Consolidated net income	1,016	1,137
Net income attributable to owners of the parent company	927	1,039
Non-controlling interests	88	98

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Net financial debt

	June 30,	December 31,
	2020	2019
		data on a
(in millions of euros)		historical basis
Net financial debt (1)	26,420	25,466

(1)   See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary, and Note 9.4 to the Interim Financial Statements.

For further information on the risks relating to the Orange group’s financial debt, see Item 3.D Risk factors - Financial risks of the 2019 Annual Report on Form 20-F.

1.1.2     Summary of results for the first half of 2020

Orange was very resilient in the first half of 2020 despite the effects of the Covid-19 pandemic (see Section 1.1.3 Significant events). Revenues declined in the second quarter, negatively impacted by the effects of the health crisis; however, in the first half overall, revenues continued to grow compared with the comparable period in 2019. In addition, the Group delivered good commercial performance in the first six months of the year.

Revenues totaled 20,769 million euros in the first half of 2020, up 1.0% on a historical basis and 0.3% on a comparable basis compared with the first half of 2019. On a comparable basis, this growth was driven by operations in France and countries in Africa & Middle East. The Covid-19 health crisis heavily impacted equipment sales in European countries due to the closure of stores and points of sale, and resulted in a generalized decline in international roaming revenues in all countries (see Section 1.1.3 Significant events).

Commercial activity held up well despite a very competitive environment and the effects of the Covid-19 pandemic. These resilient results stem from the Group's strategy focused on greater connectivity and new growth areas. On a comparable basis, mobile accesses grew 1.9% year-on-year. Thus, in Africa & Middle East, the continued roll-out of 4G allowed Orange to reach more than 27.9 million customers at June 30, 2020, up 40.4% year-on-year, and Orange Money's customer base totaled 19.6 million at June 30, 2020 (18.9% year-on-year growth). Convergent offers totaled 10.8 million customers at June 30, 2020, up by 2.1% over one year previously, allowing Orange to strengthen its position as the leading convergent operator in Europe. In fiber, Orange recorded 8.1 million fiber accesses at June 30, 2020. Despite the lockdown, the Group posted a 19.4% year-on-year increase in its access base, mainly in France, Poland and countries in Africa & Middle East. Lastly, as of June 30, 2020, Orange Bank had a total of 1 million customers, following the integration of Orange Courtage and the expansion of its offers in Spain. In becoming an insurance broker, the bank took a further step its cross-selling policy with Orange France.

Operating income totaled 2,249 million euros in the first half of 2020, versus 2,388 million euros in the first half of 2019 on a historical basis, a 5.8% decrease.

Consolidated net income stood at 1,016 million euros in the first half of 2020, versus 1,137 million euros in the first half of 2019. This change mainly reflects the decline in operating income.

Economic CAPEX, or eCAPEX, amounted to 3,156 million euros in the first half of 2020, down 10.1% on a historical basis and 9.9% on a comparable basis compared with the first half of 2019. This decrease is mostly explained by (i) the increase in external financing between the two periods, in particular co-financing received from other operators, notably in France, (ii) the slowdown in investments in the first half of 2020 due to the Covid-19 health crisis (see Section 1.1.3 Significant events), and (iii) the increase in disposals of fixed assets in Spain, with the disposal of non-strategic towers, and in France, notably with the disposal of FTTH connections to SFR in the first half of 2020, following the signing of an agreement in May 2018 between Orange and SFR.

Net financial debt stood at 26,420 million euros at June 30, 2020. The change in net financial debt in the first half of 2020 compared with the end of 2019 was related in particular to the seasonality of the business.

1.1.3     Significant events

Impacts of the Covid-19 pandemic on the Group's activities and financial situation

The Covid-19 pandemic in France and the world during the first half of 2020 affected the Group's activities and financial situation but also employees, suppliers, subcontractors and customers, and in addition, all of its stakeholders. In these circumstances, the priorities of Orange were and remain to ensure the safety of its employees and to support its customers by supplying telecommunications services that are more essential than ever. At the beginning of the pandemic, the Group rapidly put in place a number of actions to adapt to the crisis situation, provide for business continuity and reduce the risks presented by the pandemic. In particular, Orange focused its actions on:

−   business continuity. In countries that have been severely affected by the pandemic, Orange must, as a provider of essential services, ensure the continuity of its electronic communications services, and in particular its critical activities. In accordance with government requirements, Orange implemented, in particular in France, a business continuity plan and then a business resumption plan, which essentially cover network and information system supervision and operation teams, security teams, technical support, data center employees and field-work teams. As part of the health crisis, Orange S.A. and its wholly owned entities in France as well as most of the Group's subsidiaries in Europe and in the Africa & Middle East countries did not implement exceptional systems of part-time working.

Moreover, the Group enhanced the capacity of its networks and put in place supervision and security actions to face both the burden brought on by the increase in traffic linked to the crisis and the potential increase in cyber security attacks. The quality and the resiliency of the Orange networks absorbed the major growth in traffic and uses. The combination of Fiber Optic, 4G and fixed service-based Wifi networks demonstrated its effectiveness by allowing the Group's customers to benefit from reliable and high performance services, thus demonstrating the relevance of Orange's strategy concerning massive investments in high quality broadband services.

−   health and human safety. Orange makes the health and safety of its employees a top priority. A coordinator reporting directly to the Chairman and CEO on the evolution of the world situation has been appointed, as well as correspondents in the various geographical regions of the Group. Orange's activity in the various countries has been adapted to comply with the health recommendations given by each national authority, while providing the conditions for business continuity. The Group has implemented preventive measures by using teleworking for its employees,

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whenever the activity can be carried out remotely and the necessary equipment is available. In the other cases, Orange has also promoted barrier actions as soon as possible in its instructions to employees and provided personal protection equipment and suitable hygiene systems.

−   the implementation of specific solidarity actions with respect to customers, the health world, education and public authorities, and the strengthening of internal and external communication.

The consequences of the Covid-19 pandemic on the Group’s business and financial situation are not easily quantifiable, as these effects are difficult to separate from the other factors of evolution (see Note 3 to the Interim Financial Statements). However, in the first half of 2020, the main effects of the Covid-19 pandemic are the following:

−   On the Group's revenue:

-     a drop in equipment sales (retail and business customers) in Europe, due to the closing of Orange stores. At the height of the health crisis, all stores in France and three quarters of the sales points in Europe were closed, and those that remained open recorded significantly lower customer traffic;

-     lower than anticipated growth in revenue of fixed services to carriers, due to a slowdown in the construction of Public Initiative Networks (PIN) commercialized, deployed and operated by Orange in France;

-     a general decline in revenue from international roaming (of customers and visitors), in nearly all countries and markedly for the B2B services, due to the restriction of travel and the closing of borders;

-    a slowdown in B2B services activities, with a particular decline in revenue from integration services and information technologies in the second quarter of 2020 and, on an ancillary basis, of some data services (satellite TV broadcasting) not offset by the growth of some voice services (audioconferences);

-     and a general decline in sales activity, with the closing of Orange stores, and depending on the country, restriction of portability, the prohibition of aggressive sales campaigns, partially offset by overall weaker desubscription rates.

−   On operating expenses:

-     an overall increase in the Group's interconnection charges, mainly in France, Spain and Poland, but with quite variable effects according to the country depending on the changes in traffic volumes;

-    an increase in external purchases (essentially other external purchases), mainly linked to (i)  purchases related to sanitation and the safety of employees for 50 million euros, (ii) excess costs related to supportive measures for a number of network service providers in France (in order to maintain the activity and offset a portion of their fixed costs) for 20 million euros (see also below the effects of the Covid-19 pandemic on investments), and (iii) donations and sponsorships for 9 million euros;

-     a 72 million euros increase in depreciation and losses on trade receivables (see Notes 5.1 and 6.1 to the Interim Financial Statements), including 67 million euros linked to telecoms activities (mainly in France and Spain and for Enterprise services) and 5 million euros linked to Orange Bank activities;

-     on an ancillary basis, a 10 million euro increase in employee expenses related to the payment, to certain employees, of specific bonuses in connection with the health crisis, in particular bonuses paid to employees who continued their on-site activity (internal or external to Orange);

-    and, inversely (i) a significant decline in commercial expenses and equipment costs, with the decrease in handset purchases and other products sold, a decline in advertising and promotion expenses, and reduced distribution commissions, and (ii) a decline in overheads, based on travel-related savings and the cancellation of various events;

During the first half of 2020, 160 million euros were recognized in relation to the main specific excess costs incurred in managing the health crisis (see Note 3 to the Interim Financial Statements).

−   On the Group's investments:

-     a significant decline in investing due to the slowdown in network deployment, both fixed (FTTH) and mobile, during confinement periods and after these periods due to measures and restrictions imposed by the health crisis, and the termination of several economic segments;

-     a delay in some of the Group's major projects, such as Orange Concessions, that aims (i) to regroup the fixed (FTTH) connections of the Public Initiative Networks (PIN) that belong to local authorities in France and for which Orange is the concession holder, and (ii) to seize potential opportunities for growth or consolidation on this market;

-    on an ancillary basis, the recognition of excess costs related to supportive measures for a number of network service providers in France for 23 million euros (see also above the effects of the Covid-19 pandemic on external purchases);

-     and the recognition of modifications or temporary delays in the process of awarding 5G licenses, in particular in France, Spain, and Poland.

−   On the value of the Group's long-term assets:

On June 30, 2020, the group reviewed the impairment loss indexes of its geographic areas and activities. Taking into account the epidemic outbreaks and the uncertainties of the current environment, key assumptions such as the discount and growth rates, as well as the cash flow sensitivity analyses generated by certain activities, were revised.  These elements did not lead to the recognition of asset impairments at June 30, 2020 (see Note 7 to the Interim Financial Statements).

−   On cash and management of financial debt:

In the first half of 2020, the Covid-19 crisis did not impact the management of risks relating to financial instruments. The Group therefore continued to put in place and to manage hedging instruments in order to limit its exposure to operational and financial interest rate and foreign exchange risks. The cash flow hedges in place, in particular, have not been affected in spite of the crisis. Moreover, the Group maintained a policy of diversified financing. Financing during the first half of 2020 was therefore part of the Orange group's active and opportunistic refinancing policy that is to preserve prudent and anticipated management of its liquidity by optimizing the cost of its resources in maintaining a high level of cash. At June 30, 2020, the liquidity position of telecoms activities thus stood at 16,523 million euros (see Note 10.1 to the Interim Financial Statements).

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In the first half of 2020, cash flow from telecoms activities was impacted (i) positively by the decline of economic CAPEX, linked to the slowdown in the deployment of fixed and mobile networks during the Covid-19 health crisis (see above), and (ii) negatively by the increase in working capital requirements. Early on, Orange realized the extent of the emerging crisis and decided in March to prepay suppliers in France, in particular by accelerating and systematizing the cash payment of invoices for less than 50,000 euros from small and medium-size partner companies, in order to assist the most impacted economic segments. In addition, Orange decided to support its network service providers in France by granting them financial advances (see Notes 5.1 and 6.3 to the Interim Financial Statements).

−   And on the Orange dividend:

Due to the uncertainties generated by this exceptional crisis, the Orange Shareholders' Meeting held on May 19, 2020 approved, upon proposal of the Board of Directors, the distribution of a dividend of 0.50 euro per share for the 2019 fiscal year instead of a previously announced dividend of 0.70 euro per share. In view of the payment of an interim dividend of 0.30 euros in December, 2019 the balance of the cash dividend paid on June 4, 2020 was 0.20 euros per share (see Note 12.3 to the Interim Financial Statements).

Apart from the health crisis, the Group launched a plan to prioritize digital inclusion, aiming at the ongoing improvement of networks and accelerating digitalization. The fixed and mobile networks, network access sharing agreements, and optimized network management, that were already at the core of the Orange strategy, are and remain major priorities for the Group. Moreover, Orange wishes in particular to assist the acceleration of its customers’ digitalization and focus on the house/home with even more relevant strategic choices. In addition, the Group's objective is to prioritize its future commercial activities, to secure its supply chains and as much as possible, catch up with the delivery and production delays.

Reorganization of the Group's Executive Committee

In June 2020, Stéphane Richard, Chairman and CEO of Orange, announced the reorganization of the Group's Executive Committee in order to accelerate the implementation of the Group's new strategic plan, Engage 2025. The changes took effect starting September 1, 2020.

Following this change in the organization of the Executive Committee, the presentation of segment information has been modified in the second half of 2020.

Capitalization on the Group's lead in networks

Fixed access networks

During the first half of 2020, the Covid-19 health crisis marked a significant decline in the roll-out of FTTH networks. Nevertheless, the Group continued the roll-out of its very high-speed fixed broadband networks with 8.0 million additional households connectable year-on-year. At June 30, 2020, Orange had 43.5 million very high-speed broadband connectable households throughout the world (up 22.7% year-on-year), including 19.3 million in France, 15.1 million in Spain and 7.9 million in the rest of Europe.

Whether through its own infrastructure or the use of third-party networks, in late 2019 Orange announced its aim to be able to offer its FTTH packages to more than 65 million households in Europe by 2023, in order to assert its leadership position in Europe in fiber. In Spain, concerning fixed access networks for very high-speed broadband Internet access (fiber optic and other very high-speed broadband technologies), Orange intends to accelerate its roll-outs and has now set itself the objective of connecting 18 million households with very high-speed broadband by 2023 (through several channels, including its own roll-outs), compared with 15 million households announced at end-2019. To that end, the Group put financing in place through a financial lease program with its partner Banco Santander.

Mobile access networks

In January 2020, after several months of testing, Orange France selected Nokia and Ericsson as 5G equipment supplier. This partnership concerns a number of products and services enabling the roll-out of the 5G network throughout mainland France. Already industrial partners for many years, these two companies demonstrated the quality of their products on 2G/3G/4G networks and share the same values as Orange, i.e., customer support and high quality customer experience. The roll-out of 5G is one of the major pillars of the Engage 2025 strategic plan.

In February 2020, Orange and Free Mobile signed an amendment to their existing agreement, extending the termination period for Free Mobile’s national roaming on Orange’s 2G and 3G networks to December 31, 2022. On April 3, 2020, Arcep (French Postal, Electronic Communications and Media Distribution Regulatory Authority) informed the market players that it is reviewing this amendment.

Transmission networks

In February 2020, Orange announced its partnership with Telxius (a subsidiary of Telefónica) to collaborate on backhaul extensions for the Google "Dunant" transatlantic cable. Orange and Telxius will offer and operate co-location services in their respective cable landing stations located on either side of the Atlantic Ocean. This agreement will strengthen the Group's connectivity capacities for its international customers in Europe and America and its international leadership in the wholesale market. The commissioning of the 6,600 kilometer Dunant cable is expected before the end of 2020 and will be used to meet the growing need for data exchanged between the two continents.

In May 2020, Orange also announced its participation in the 2Africa project. This project, supported by an international consortium, will enable the creation of a 37,000 kilometer submarine cable around Africa to improve Internet access to this continent and to the Middle-East. The commissioning of the cable is expected in 2023 or 2024.

In addition, in April 2020, Orange Marine and its Italian subsidiary Elettra commissioned a new ship named the "Urbano Monti". This ship will enable surveys of marine routes, a key step in choosing the right cable routes. Orange thus continues to strengthen its expertise in marine activities related to submarine cables with this new activity which comes in addition to the traditional missions of cable installation and maintenance.

Satellite capacity purchasing

In July 2020, Orange announced that it had purchased all available capacity of the Eutelsat Konnect satellite from Eutelsat Communications, to cover the whole of France. Using satellite technology, all Orange retail accounts that so wish, including those in the most isolated areas, will be able to benefit from very high-speed fixed broadband services starting January 2021. This agreement is directly in line with the Broadband/Very High-Speed Broadband France Plan adopted by the government with the aim of rolling out broadband services of at least 30 megabytes/second over the whole of France by 2022. The service will be distributed by Orange's Nordnet subsidiary, the leading French distributor of satellite Internet services since 2008.

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Acceleration in growth areas

Africa & Middle East

In early January 2020, Orange inaugurated the new headquarters of its subsidiary Orange Middle East and Africa in Casablanca, Morocco. A major player in the Africa region for more than 20 years, Orange hopes to become the preferred multiservice operator for people in the region. To be successful, Orange must develop its new services in Africa thus getting closer to its customers and adapting to local specificities to best meet their needs.

As such, in February 2020, Orange announced that it had invested, through its subsidiary Orange Digital Ventures, in the pan-African marketplace Gebeya, specialized in the training and placing of future talents in African Tech. Likewise, in March 2020, Orange Digital Ventures invested in Youverify, a start-up company specializing in identity and address verification.

Mobile financial services (Orange Money – Orange Bank)

In March 2020, Orange Bank expanded its services and took a further step in its cross-selling policy with Orange by integrating Orange Courtage, a subsidiary which offers in particular insurance for mobile handsets to 450,000 individual customers and 150,000 business customers. This integration allows Orange Bank to become an insurance broker and eventually offer new insurance products. Orange Bank now has one million customers with accounts, loans or insurance.

In Africa, Orange’s strategy in mobile financial services aims to offer solutions accessible to the greatest number regardless of their income level or place of residence.

In March 2020, Orange thus announced the launch of Orange Money in Morocco. This service enables Moroccans to use their telephones to make payments and transfer money, thereby facilitating exchanges. Today, the Orange Money service is now available in all countries in Africa & Middle East. Moreover, since May 2020, Orange Money customers can transfer money from France to Morocco or Burkina Faso, in real-time and securely, directly through an Orange Money account. As of June 30, 2020, Orange Money had 54 million customers, including 19.6 million active customers using the service each month, in 16 countries (excluding associates and joint ventures).

Moreover, in July 2020, Orange and NSIA, a leader in bancassurance, announced the launch of Orange Bank Africa's commercial activities in Abidjan, Côte d’Ivoire. Orange Bank Africa via its Orange Money service will offer a range of savings and micro credit services allowing customers to borrow as little as 5,000 CFA francs using their mobile phone. Orange Bank Africa plans to expand to Senegal, Mali and Burkina Faso. The goal of Orange Bank Africa is to become the benchmark player for financial inclusion in West Africa.

Wholesale

In July 2020, Orange Wholesale France became the first wholesale operator to offer e-SIMs (embedded SIM cards) for light mobile virtual network operators (MVNOs). Through its partnership with Orange, Prixtel will become the first MVNO on the French market to offer the e-SIM to its retail customers from summer 2020. Through this process, Orange Wholesale France hopes to become the preferred partner of operators in France, by assisting them in the digitalization of the customer journey.

Orange, a people-oriented and digital employer

In February 2020, Orange announced that it planned to invest more than 1.5 billion euros in a skills development and professional retraining program. The Group decided to place the skills challenge at the heart of the Engage 2025 plan and address this challenge, defined in three major priorities: strengthen its technical expertise, develop data practices and applications, and offer each employee the chance to develop their soft skills.

Changes in asset portfolio

As announced in February 2020, on May 28, 2020, Orange Business Services launched a mandatory public buyout offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital. At the close of the offer, on July 8, Orange held 95.75% of the capital and 97.22% of the voting rights of Business & Decision. The offer was followed by the delisting of the shares of Business & Decision on July 13, 2020 (see Note 4.2 to the Interim Financial Statements).

1.1.4     Information on trends and the main risks and uncertainties

The Covid-19 pandemic could aggravate all types of risks faced by the Group as described in Item 3.D Risk factors of the 2019 Annual Report on Form 20-F, and in particular:

−   Operational risks:

-     increase the pricing pressure exerted by certain Orange competitors;

-     harden the position of industry regulators;

-     contribute to the implementation of economic sanctions targeting certain critical Orange suppliers and thereby increase the risks linked to the high concentration among these suppliers;

-     aggravate the exposure of Orange to geopolitical or macroeconomic risks;

-     lead to a deterioration in the quality of service on the Orange networks due to the significant increase in traffic;

-     and contribute to changing the strategic positioning of world players in the technology sphere.

−   Legal risks:

-     cause legislative or regulatory changes notably concerning increased taxes or the granting of licenses;

-     and contribute to the increase in litigation involving Orange.

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−   Financial risks:

-     increase the cost of the Group's access to capital markets;

-     and lead to a decline in the value of goodwill or fixed assets.

−   And non-financial risks:

-     lead to an increase in cyber security attacks;

-     and have psychological impacts on Orange employees due to isolation and remote working due to the lockdown measures taken by the public authorities and passed on by the Group.

1.2     Analysis of the Group’s results and capital expenditures

1.2.1     Group revenue

1.2.1.1  Revenues

Revenue by segment (2)	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
France	9,024	8,880	8,874	1.6%	1.7%
Spain	2,503	2,624	2,624	(4.6)%	(4.6)%
Europe	2,729	2,774	2,789	(1.6)%	(2.1)%
Africa & Middle East	2,845	2,742	2,737	3.8%	3.9%
Enterprise	3,859	3,908	3,770	(1.3)%	2.3%
International Carriers & Shared Services	728	746	747	(2.4)%	(2.4)%
Eliminations	(920)	(971)	(968)
Group total	20,769	20,703	20,573	0.3%	1.0%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Revenue from telecoms activities (see Note 1.1 to the Interim Financial Statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Notes 1.2 and 1.3 to the Interim Financial Statements).

Revenue per offering (2)	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Convergent services	3,645	3,502	3,495	4.1%	4.3%
Mobile services only	5,122	5,182	5,204	(1.2)%	(1.6)%
Fixed services only	4,673	4,767	4,764	(2.0)%	(1.9)%
IT & integration services	1,555	1,479	1,334	5.1%	16.5%
Wholesale	4,062	3,861	3,863	5.2%	5.2%
Equipment sales	1,184	1,424	1,428	(16.9)%	(17.1)%
Other revenues	529	487	485	8.6%	8.9%
Group total	20,769	20,703	20,573	0.3%	1.0%

(1)See Section 1.5.1 Data on a comparable basis.

(2)

Revenue from telecoms activities (see Note 1.1 to the Interim Financial Statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Notes 1.2 and 1.3 to the Interim Financial Statements).

The revenue of the Orange group totaled 20,769 million euros in the first half of 2020, up 1.0% on a historical basis and 0.3% on a comparable basis, compared with the first half of 2019.

On a historical basis, the 1.0%, or 196 million euro, increase in Group revenue between the first half of 2019 and the first half of 2020 reflected:

−   the favorable effect of changes in the scope of consolidation and other changes, which totals 112 million euros, and which mainly includes (i) the effect of acquisitions in July 2019 of SecureLink for 122 million euros and, to a lesser extent, BKM for 19 million euros, partially offset by the effect of the sale of Orange Niger in November 2019 for 34 million euros;

−   the positive effect of foreign exchange fluctuations, which represents 18 million euros, taking in account mainly the change in the Egyptian pound and the US dollar against the euro, partially offset by the change in the Polish zloty against the euro;

−   and organic change on a comparable basis, representing a 66 million euro increase in revenue.

On a comparable basis, the 0.3% or 66 million euro increase in Group revenue between the first half of 2019 and the first half of 2020 was attributable primarily to:

−   the 144 million euro increase in revenue in France (i.e., an increase of 1.6%). This change is mainly attributable to:

-     the increase in fixed wholesale services, principally related to the construction, operation, and commercialization of fiber optic networks (with the growth in leasing of lines to third-party operators, joint financing, and the construction of Public Initiative Networks (PIN), despite delays in the construction of PIN due to the Covid-19 health crisis,

-     growth in convergent services (driven both by the growth of the customer base and the increase in the convergent ARPO over six months, see Section 1.6.4 Financial glossary),

-     growth in other revenues (start of roll-outs of build-to-suit mobile sites) and, to a lesser extent, the increase in fixed broadband services only,

9

-     partially offset by (i) the major decrease in equipment sales linked to the Covid-19 health crisis, with the closing of stores in France during the lockdown, (ii) the downward trend in fixed narrowband services only (traditional telephony), (iii) the decrease in mobile wholesale services (national roaming) and (iv) the decline in mobile services only (migration of contract offers toward convergent offers and structural decline of prepaid offers);

−   and the 103 million euro growth in revenue in Africa & Middle-East countries (up by 3.8%), driven mostly by the growth of data services and, to a lesser extent, Orange Money, despite the revenue losses recorded in this area due to the Covid-19 health crisis. The growth in the area is driven mainly by the good performances of the Côte d’Ivoire subgroup (all countries), Egypt, and the Sonatel subgroup (mainly Guinea).

These positive items were partially offset by:

−   the 121 million euro decrease in revenue in Spain (a 4.6% decline), against a backdrop of intense advertising activity and strong competition in entry-level mobile and fixed broadband. This decline mainly reflects (i) the decrease in mobile services only and, to a lesser extent, the decline in convergent services, due to the polarization of offers and the general market trend toward low-cost offers, and (ii) a major decline in equipment sales, due to the significant decrease in volumes linked to the Covid-19 health crisis (closure of stores) and a trading down on terminals sold, (iii) partially offset by the increase in wholesale, driven largely by growth in international traffic;

−   the 49 million euro decrease in revenue from Enterprise services (down 1.3%), mainly due to (i) the decline in mobile services and equipment, impacted by the Covid-19 crisis, (ii) the downward trend in voice services, and (iii) secondarily, the decrease in data services (mainly satellite TV broadcasting services), (iv) partially offset by the growth in IT & integration services (mainly Cloud and security services);

−   the 44 million euro decrease in revenue in Europe (down 1.6%), mainly due to:

-     (i) the significant decrease in sales of equipment in all countries except Moldova, resulting from the Covid-19 health crisis (closure of stores, travel restrictions, etc.), (ii) the decline in mobile services only, mainly in Belgium, Romania and Slovakia, in connection with the migration of customers toward convergent offers, (iii) the fall in other revenues in Poland (energy sales), Romania and Belgium (decrease in activity due to the Covid-19 health crisis) and, to a lesser extent, (iv) the decrease in wholesale mobile (especially in Belgium and Romania, in connection with the Covid-19 health crisis) and (v) the downward trend in fixed narrowband services only in Poland (decline in traditional telephony),

-     partially offset by (i) the significant growth in convergent services in all countries, driven in particular by the customer base and (ii) the increase in IT & integration services, mainly in Poland and, to a lesser extent, in Romania;

−   and the 18 million euro decline in revenue from services to International Carriers & Shared Services (down 2.4%), under the effect mainly of the Covid-19 health crisis (restrictions on international travel) reduction in the flows on voice corridors) and the decline in international carrier business.

Concerning the effect of the Covid-19 pandemic on the activities and the financial position of the Group, see Section 1.1.3 Significant events.

1.2.1.2   Number of customers

Number of customers	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in thousands, at the end of the period)		basis (1)		basis (1)
Convergent services
Number of convergent customers	10,814	10,588	10,588	2.1%	2.1%
Mobile services
Number of mobile accesses (2)	207,956	204,155	206,874	1.9%	0.5%
Incl. Mobile accesses of convergent customers	19,233	18,654	18,654	3.1%	3.1%
Mobile accesses only	188,722	185,501	188,219	1.7%	0.3%
Incl. Contract customers	75,094	72,730	72,790	3.3%	3.2%
Prepaid customers	132,862	131,425	134,083	1.1%	(0.9)%
Fixed services
Number of fixed accesses	45,120	46,025	46,026	(2.0)%	(2.0)%
Number of fixed retail accesses	29,322	29,892	29,894	(1.9)%	(1.9)%
Incl. Number of fixed broadband accesses	20,971	20,353	20,355	3.0%	3.0%
Incl. Accesses with very high-speed broadband	8,421	7,028	7,030	19.8%	19.8%
Incl. Accesses of convergent customers	10,814	10,588	10,588	2.1%	2.1%
Fixed accesses only	10,158	9,765	9,766	4.0%	4.0%
Number of fixed narrowband accesses	8,351	9,539	9,539	(12.5)%	(12.5)%
Number of fixed wholesale accesses	15,797	16,132	16,132	(2.1)%	(2.1)%
Group total (3)	253,076	250,180	252,900	1.2%	0.1%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Number of mobile services and fixed services customers

During the first quarter of 2020, the Group revised its method of counting accesses. This change mainly results from a difference in the methodology used for aggregating bases (and not the bases themselves) and, secondarily, from a harmonization between countries and the integration of Wholesale FTTH access bases.

Previously, the Group distinguished between (i) mobile service customers, (ii) fixed broadband service customers and (iii) fixed-line telephony customers. Since January 1, 2020, the Group has made a distinction between (i) mobile accesses (bases unchanged) and (ii) fixed accesses, which include fixed broadband accesses (bases unchanged) and fixed narrowband accesses. In addition, fixed accesses now include Wholesale FTTH accesses in France and Spain (co-financed lines and leased lines).

This change leads to a net decrease of 13.4 million in the Group's total accesses as of June 30, 2019, through (i) eliminating double counting (mainly fixed broadband customers without Switched Telephone Network (PSTN) access who were counted in the fixed broadband customer base and in the fixed-line telephony customer base), (ii) for the PSTN customer base, measured by number of accesses (and no longer by number of lines), (iii) aligning methodology between countries, and (iv) the integration of Wholesale FTTH access bases.

10

Data for previous periods were adjusted on this basis.

1.2.2     Group operating income

In the first half of 2020, Orange group operating income amounted to 2,249 million euros (breaking down into income of 2,336 million euros for the telecoms activities and a loss of 87 million euros for the Orange Bank activities) compared with 2,388 million euros in the first half of 2019 on a historical basis, a decrease of 5.8% or 139 million euros. On a historical basis, this decrease was largely attributable to:

−   the 104 million euro increase in the net expense for significant litigation, corresponding to the reassessment of risk on various disputes;

−   the 49 million euro increase in the depreciation and amortization of fixed assets, mainly in Africa & the Middle East (mainly due to the roll-out of mobile and fixed networks and the change in the Egyptian pound/euro exchange rate between the two half years), in Poland (in line with the roll-out of mobile and fixed networks) and for Enterprise services (in particular due to the SecureLink and SecureData acquisitions in 2019);

−   partially offset by the 56 million decrease in restructuring program costs, mainly for shared services (optimization of the real estate portfolio) and in France.

1.2.3     Group net income

	2020	2019
		data on a
(at June 30, in millions of euros)		historical basis
Operating income	2,249	2,388
Cost of gross financial debt except financed assets	(569)	(575)
Interests on debts related to financed assets (1)	(1)	—
Gains (losses) on assets contributing to net financial debt	1	4
Foreign exchange gain (loss)	(115)	(2)
Interests on lease liabilities (1)	(56)	(60)
Other net financial expenses	(3)	14
Effects resulting from BT stake	0	(119)
Finance costs, net	(742)	(738)
Income Tax	(491)	(513)
Consolidated net income	1,016	1,137
Net income attributable to owners of the parent company	927	1,039
Non-controlling interests	88	98

(1)   Interest on debts related to financed assets and on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated financial statement.

Consolidated net income of the Orange group amounted to 1,016 million euros in the first half of 2020, compared with 1,137 million euros in the first half of 2019, a decrease of 121 million euros. This fall is due (i) mainly to the 139 million euro decline in operating income, and (ii) secondarily, to the slight decline of 4 million euros in financial income, (iii) partially offset by the 22 million euro decrease in current tax expense (see Note 8 to the Interim Financial Statements).

The change in financial income between the two periods mainly includes (i) the counter-effect of the recognition, in the first half of 2019, of a 119 million euro expense relating to the stake in BT Group until 2019, (ii) largely offset by the recognition, in the first half of 2020, of a 115 million exchange rate loss mainly due to the effect of the revaluation of the trading derivatives held as an economic hedge of the nominal value of the subordinated notes denominated in pounds sterling and recorded in equity at their historic cost (see Notes 9.2 and 12.6 to the Interim Financial Statements).

After taking into account non-controlling interests (see Note 12.4 to the Interim Financial Statements), net income attributable to owners of the parent company totaled 927 million euros in the first half of 2020, compared with 1,039 million euros in the first half of 2019, a decrease of 112 million euros.

1.2.4     Group comprehensive income

The reconciliation of consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the Interim Financial Statements.

1.2.5     Group capital expenditures

Investments in property, plant and equipment and intangible assets (2)	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
eCAPEX	3,156	3,502	3,509	(9.9)%	(10.1)%
Elimination of proceeds from sales of property, plant and equipment and intangible assets (3)	197	131	131	50.6%	50.2%
Telecommunications licenses	42	507	510	(91.6)%	(91.7)%
Financed assets (4)	117	66	66	78.1%	78.1%
Group total	3,513	4,205	4,216	(16.5)%	(16.7)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Note 1.4 to the Interim Financial Statements.

(3)   Elimination of proceeds from sales of property, plant and equipment included in Economic CAPEX (eCAPEX).

(4)   Financed assets include set-up boxes in France which are financed by an intermediary bank and meet the standard criterion of a tangible asset according to IAS 16.

Between the first half of 2019 and the first half of 2020, the drop in investments in Group property, plant and equipment and intangible assets resulted from both the fall in expenses related to telecommunication licenses and the decrease in investments in property, plant and equipment and intangible

11

assets excluding telecommunication licenses. Concerning the effect of the Covid-19 pandemic on the activities and the financial position of the Group, see Section 1.1.3 Significant events.

Financial investments (see Section 1.6.4 Financial glossary) of the Group totaled 33 million euros in the first half of 2020, compared with 154 million euros in the first half of 2019 (see the Consolidated statement of cash flows and Section 1.4.1 Liquidity and cash flows of telecoms activities).

1.2.5.1  Economic CAPEX

In the first half of 2020, the economic CAPEX of the Orange group amounted to 3,156 million euros (including 3,142 million euros for telecoms activities and 14 million euros from Orange Bank activities), down 10.1% on a historical basis and 9.9% on a comparable basis compared to the first half of 2019. The economic CAPEX to revenue ratio for telecoms activities was 15.1% in the first half of 2020, down 1.9 points on a historical basis and 1.7 points on comparable basis compared to the first half of 2019.

On a historical basis, the 10.1% drop in economic CAPEX of the Group between the first half of 2019 and the first half of 2020, i.e., a 353 million euro decline, is due to (i) the unfavorable effect of changes in the scope of consolidation and other changes for 7 million euros, and (ii) the organic change on a comparable basis, i.e., a decline of 346 million euros in economic CAPEX.

On a comparable basis, the 346 million euro decline in economic CAPEX of the Group between the first half of 2019 and the first half of 2020, i.e., a 9.9% drop, is mainly due to:

−   the increase in external financings between the two periods. Group investments benefitted from co-financing received from other operators and subsidies, particularly in France, Spain and Poland;

−   the significant change in investments over the first half of 2020, due to the Covid-19 health crisis, which led in particular to:

-     significant delays in very high-speed fixed and mobile broadband network deployments (fiber optic and 4G/5G, see Section 1.1.3 Significant events), in particular in France and Spain, and to a lesser extent, in Europe (mainly Poland). In France, the growth in gross investments realized as part of the roll-out of FTTH networks between the two periods was particularly slowed by the Covid-19 health crisis,

-     and more generally, (i) delays in the roll-out of other fixed and mobile networks, and (ii) postponements in IT-related investment projects and equipment projects installed at customers' premises;

−   the growth in disposals of fixed assets:

-     in Spain, as part of the disposal of 1,500 non-strategic mobile sites to Cellnex for 260 million euros (including 75 million euros in the first half of 2020), announced in December 2019,

-     in France, with in particular the disposal of FTTH connections to SFR in the first half of 2020, following the agreement reached in May 2018 between Orange and SFR (agreement that led to Orange withdrawing from 236 municipalities within its AMII zone, to SFR's benefit),

-     partially offset by the decrease in disposals carried out as part of the optimization of the real estate portfolio, mainly for shared services (and linked to the counter-effect of the significant disposals carried out in the first half of 2019 and delays in real estate restructuring projects due to the Covid-19 health crisis);

−   and the decrease in economic CAPEX related to rented handsets, Livebox and equipment installed at customers' premises, mainly in France, and to a lesser extent, for Enterprise services;

−   partially offset by the growth in investments in Africa & Middle East networks (Egypt, Botswana, Morocco, Burkina Faso, etc.) and mainly related to fixed and mobile very high-speed broadband networks (4G and fiber optic).

As of June 30, 2020, 43.5 million households had connectivity to very high-speed broadband (an increase of 22.7% year-on-year), including 19.3 million in France, 15.1 million in Spain, 4.6 million in Poland, and 2.5 million in Romania (following the mutual network sharing agreement with Telekom Romania);

1.2.5.2  Telecommunication licenses

In the first half of 2020, costs related to telecommunication licenses stood at 42 million euros and mainly involved (i) Romania for 30 million euros (with the renewal of the 3G license in the 2,100 MHz frequency band), and (ii) Morocco for 9 million euros (reallocation of 4G frequencies in the 800 MHz frequency band).

In the first half of 2019, costs related to telecommunication licenses amounted to 510 million euros on a historical basis, mostly related to (i) Spain for 297 million euros, (ii) Burkina Faso for 119 million euros, with the acquisition of a technologically-neutral 2G/3G/4G license, and (ii) Guinea for 82 million euros, including both the renewal of the current license with additional spectral resources and the acquisition of a 4G license, and the acquisition of a new technologically-neutral 2G/3G/4G license.

In addition, telecommunication licenses may give rise, under certain circumstances, to annual fees recognized under operating taxes and levies in the consolidated income statement.

1.3      Analysis by operating segment

The table below shows the main operating data (financial data and workforce) for the Orange group under each operating segment in the first halves of 2020, 2019 on a comparable basis and 2019 on a historical basis.

12

For more details on segment information, see Note 1 to the Interim Financial Statements.

Half-years ended June 30	France	Spain	Europe	Africa & Middle
(in millions of euros)				East

June 30, 2020
Revenue	9,024	2,503	2,729	2,845
EBITDAaL	3,301	728	730	935
Operating income	1,557	228	173	456
eCAPEX	1,635	392	369	449
Telecommunication licenses	0	3	30	9
Average number of employees	51,909	7,017	20,089	14,440

June 30, 2019 – Data on a comparable basis (1)
Revenue	8,880	2,624	2,774	2,742
EBITDAaL	3,284	787	699	872
eCAPEX	1,862	529	401	420
Telecommunication licenses	0	297	0	209
Average number of employees	54,117	6,884	21,267	14,463

June 30, 2019 – Data on a historical basis
Revenue	8,874	2,624	2,789	2,737
EBITDAaL	3,281	787	708	868
Operating income	1,649	254	170	435
eCAPEX	1,862	529	407	418
Telecommunication licenses	—	297	—	213
Average number of employees	54,133	6,884	21,072	14,912

(1)   See Section 1.5.1 Data on a comparable basis.

Half-years ended June 30	Enterprise	International	Telecoms	Telecoms	Orange Bank	Group
(in millions of euros)		Carriers &	activities	activities total		eliminations
		Shared Services	eliminations

June 30, 2020
Revenue	3,859	728	(918)	20,771	—	(1)
EBITDAaL	471	(179)	—	5,986	(72)	1
Operating income	267	(345)	—	2,336	(87)	1
eCAPEX	174	123	—	3,142	14	—
Telecommunication licenses	0	0	—	42	—	—
Average number of employees	27,116	12,682	—	133,254	831	—

June 30, 2019 – Data on a comparable basis (1)
Revenue	3,908	746	(969)	20,705	—	(2)
EBITDAaL	578	(183)	—	6,037	(78)	1
eCAPEX	200	73	—	3,486	16	—
Telecommunication licenses	—	0	—	507	—	—
Average number of employees	26,235	12,592	—	135,557	835	—

June 30, 2019 – Data on a historical basis
Revenue	3,770	747	(966)	20,575	—	(2)
EBITDAaL	565	(174)	—	6,035	(78)	1
Operating income	360	(393)	—	2,475	(88)	1
eCAPEX	197	80	—	3,493	16	—
Telecommunication licenses	—	—	—	510	—	—
Average number of employees	25,420	12,549	—	134,970	834	—

1.3.1     France

France	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	9,024	8,880	8,874	1.6%	1.7%
EBITDAaL	3,301	3,284	3,281	0.5%	0.6%
EBITDAaL/Revenue	36.6%	37.0%	37.0%
Operating income	1,557		1,649		(5.6)%
eCAPEX	1,635	1,862	1,862	(12.2)%	(12.2)%
eCAPEX/Revenue	18.1%	21.0%	21.0%
Telecommunication licenses (2)	0	0	—	94.9%	94.9%
Average number of employees	51,909	54,117	54,133	(4.1)%	(4.1)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Telecommunication licenses.

13

1.3.1.1  Revenue – France

France	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	9,024	8,880	8,874	1.6%	1.7%
Retail services (2)	5,377	5,376	5,375	0.0%	0.0%
Convergent services	2,268	2,165	2,153	4.7%	5.3%
Mobile services only	1,124	1,157	1,168	(2.9)%	(3.8)%
Fixed services only	1,986	2,054	2,054	(3.3)%	(3.3)%
Fixed only broadband services	1,363	1,337	1,337	1.9%	1.9%
Fixed only narrowband services	623	717	717	(13.2)%	(13.2)%
Wholesale	2,871	2,678	2,672	7.2%	7.5%
Equipment sales	458	578	578	(20.8)%	(20.8)%
Other revenue	318	248	249	28.1%	27.6%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.6.4 Financial glossary.

On a historical basis, the 150 million euro increase in revenues in France between the first half of 2019 and the first half of 2020 is explained by (i) the favorable effect of changes in the scope of consolidation and other changes for 6 million euros and (ii) organic growth on a comparable basis, i.e., a 144 million euro increase.

On a comparable basis, the 144 million euro increase in revenues in France between the first half of 2019 and the first half of 2020 was mainly due to strong growth in Wholesale, the increase in convergent services and the rise in other revenues. This increase is partially offset by (i) the effects of the Covid-19 health crisis resulting mainly in the fall in equipment sales and, to a lesser extent, revenue related to roaming, and (ii) the decline in traditional telephony services (narrowband).

On a comparable basis, the 144 million euro increase in revenue in France between the two periods, i.e., a 1.6% increase, is mainly attributable to:

−

the 194 million euro increase in Wholesale, driven by the development of fiber optic offers, mainly related to the growth in joint financings, and the growth in leasing of lines to third party operators, but also the construction of Public Initiative Networks (although at a slower pace due to the Covid-19 health crisis), largely offsetting the effects of the fall in unbundling and national roaming;

−   the 103 million euro increase in Convergent services which continue to grow, with year-on-year growth of 1.1% in the convergent customer base, boosted by the success of the Open offers and supported by growth in value. In this respect, convergent half-year ARPO (see Section 1.6.4 Financial glossary) increased 2.3% between June 30, 2019 and June 30, 2020, to reach 68.8 euros per month and per offer in the first half of 2020. Furthermore, the number of mobile telephones in households continues to grow, with 9.7 million convergent mobile customers at June 30, 2020 (growth of 2.4% year-on-year) equivalent to 1.67 mobile accesses per convergent customer;

−   and to a lesser extent, the 70 million euro growth in Other revenues, driven mainly by the launch of the build-to-suit mobile site roll-outs, enabling Orange to accelerate the roll-out of its mobile network and strengthen its coverage in less dense areas and along transport routes, while limiting investments.

This increase is partially offset:

−   by the 120 million euro decrease in Equipment sales revenues, sharply impacted by the Covid-19 health crisis, due to the closure of stores in France during the lockdown;

−   by the drop in revenue from Fixed services only, down 68 million euros, due to the downward trend in conventional telephony (down 13.2%, i.e., 94 million euros) and the migration of customers towards convergent offers. Revenue from fixed only broadband services increased 1.9% year-on-year due to the 2.6% growth in the fixed only broadband access base year-on-year, the half-year fixed only broadband ARPO (see Section 1.6.4 Financial glossary) being relatively stable year-on-year (a slight decline of 0.1%);

−   and by the drop in revenues from Mobile services only (a decline of 33 million euros year-on-year) mainly due to (i) the 3.7% decline year-on-year in the mobile only access base, connected to the competitive pressure and structural decline of prepaid offers, (ii) and the 0.9% drop in half-year mobile only ARPO (see Section 1.6.4 Financial glossary), impacted by the drop in non-contract roaming related directly to the Covid-19 health crisis.

1.3.1.2  EBITDAaL – France

On a historical basis, the 20 million euro increase in EBITDAaL in France between the first half of 2019 and the first half of 2020 reflects (i) the favorable effect of changes in the scope of consolidation and other changes for 3 million euros, partially offset by the unfavorable effect of foreign exchange fluctuations for 1 million euros, and (ii) organic change on a comparable basis, i.e., an increase of 17 million euros in EBITDAaL.

On a comparable basis, the 17 million euro increase in EBITDAaL in France between the first half of 2019 and the first half of 2020 can essentially be attributed to:

−   (i) the decrease in commercial expenses and equipment costs, mainly costs of handsets and other equipment sold in line with the drop in equipment sales prompted by the Covid-19 health crisis and (ii) the 144 million euro increase in revenues;

−   partially offset by (i) the increase in other external purchases, in particular purchases for resale related to the construction of Public Initiative Networks (PIN) as well as purchases related to the health and safety of employees in the context of the Covid-19 health crisis, (ii) the decline in other operating income (net of other operating expenses), related in particular to the increase in impairments and losses on trade receivables related to the Copvid-19 health crisis, (iii) the increase in interconnection costs, (iv) the increase in taxes and operating payables, relating among other things to the increase in the flat-rate tax on network enterprises (IFER, linked to the roll-out of fiber and the increase in the line unit tariffs from January 1, 2020), and (v) by the increase in depreciation of right-of-use assets and financed assets.

14

1.3.1.3  Operating income – France

On a historical basis, the 92 million euro decrease in operating income in France between the first half of 2019 and the first half of 2020 was mainly due to:

−   recognition of a net expense on significant litigations of 167 million euros in the first half of 2020, relating to the reassessment of risk on various disputes;

−   partially offset by (i) the 23 million euro increase in the gain on disposal of fixed assets, (ii) the 21 million euro reduction in restructuring program costs, and (iii) the 20 million euro increase in EBITDAaL.

1.3.1.4  Economic CAPEX – France

On both a historical basis and a comparable basis, the 227 million euro decrease in economic CAPEX in France between the first half of 2019 and the first half of 2020 can essentially be attributed to:

−   (i) the increase in co-financing received from other operators as part of fiber optic network roll-outs, and (ii) by the increase in disposals of fixed assets, with in particular the disposal of FTTH connection points to SFR during the first half of 2020, following the agreement reached in May 2018 between Orange and SFR (agreement that led to Orange withdrawing from 236 municipalities within its AMII zone, to SFR's benefit);

−   partially offset by the growth in gross investments realized as part of the roll-out of FTTH networks between the two periods (growth that was nonetheless slowed by the Covid-19 health crisis).

1.3.1.5  Additional information – France

France	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in thousands, at the end of the period)		basis (1)		basis (1)
Convergent services
Number of convergent customers	5,796	5,734	5,734	1.1%	1.1%
Convergent ARPO (half-year, in euros) (3)	68.8	67.3	66.9	2.3%	2.8%
Mobile services
Number of mobile accesses (2)	21,467	21,697	21,697	(1.1)%	(1.1)%
Incl. Mobile accesses of convergent customers	9,692	9,468	9,468	2.4%	2.4%
Mobile only accesses	11,775	12,228	12,228	(3.7)%	(3.7)%
Incl. Contract customers	19,417	19,308	19,308	0.6%	0.6%
Prepaid customers	2,050	2,389	2,389	(14.2)%	(14.2)%
Mobile only ARPO (half-year, in euros) (3)	16.6	16.8	16.9	(0.9)%	(1.8)%
Fixed services
Number of fixed accesses (4)	30,674	31,441	31,441	(2.4)%	(2.4)%
Number of fixed retail accesses	16,044	16,512	16,512	(2.8)%	(2.8)%
Incl. Number of fixed broadband accesses	11,755	11,543	11,543	1.8%	1.8%
Incl. Accesses with very high-speed broadband	3,766	2,920	2,920	29.0%	29.0%
Incl. Accesses of convergent customers	5,796	5,734	5,734	1.1%	1.1%
Fixed only accesses	5,959	5,809	5,809	2.6%	2.6%
Fixed only broadband ARPO (half-year, in euros) (3)	36.4	36.5	36.5	(0.1)%	(0.1)%
Incl. Number of fixed narrowband accesses	4,289	4,969	4,969	(13.7)%	(13.7)%
Incl. STN accesses	4,253	4,934	4,934	(13.8)%	(13.8)%
Other fixed accesses	36	35	35	2.0%	2.0%
Number of fixed wholesale accesses	14,630	14,929	14,929	(2.0)%	(2.0)%
Incl. FTTH accesses	3,005	1,934	1,934	55.4%	55.4%
Copper accesses	11,624	12,995	12,995	(10.5)%	(10.5)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 1.6.4 Financial glossary.

(4)   Change in the recognition method of fixed accesses on January 1, 2020. See Section 1.2.1.2 Number of customers.

1.3.2     Spain

Spain	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	2,503	2,624	2,624	(4.6)%	(4.6)%
EBITDAaL	728	787	787	(7.5)%	(7.5)%
EBITDAaL/Revenue	29.1%	30.0%	30.0%
Operating income	228		254		(10.3)%
eCAPEX	392	529	529	(25.9)%	(25.9)%
eCAPEX/Revenue	15.7%	20.2%	20.2%
Telecommunication licenses (2)	3	297	297	(99.1)%	(99.1)%
Average number of employees	7,017	6,884	6,884	1.9%	1.9%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Telecommunication licenses.

15

1.3.2.1  Revenue – Spain

Spain	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	2,503	2,624	2,624	(4.6)%	(4.6)%
Retail services	1,779	1,889	1,890	(5.8)%	(5.8)%
Convergent services	1,020	1,049	1,049	(2.8)%	(2.8)%
Mobile services only	517	584	584	(11.5)%	(11.5)%
Fixed services only	238	254	254	(6.1)%	(6.1)%
IT & integration services	4	3	3	56.3%	56.3%
Wholesale	449	418	418	7.6%	7.6%
Equipment sales	263	317	316	(17.0)%	(17.0)%
Other revenue	12	0	—	—	—

(1)   See Section 1.5.1 Data on a comparable basis.

On both a historical basis and a comparable basis, the 121 million euro decrease in revenue in Spain between the first half of 2019 and the first half of 2020 is mainly attributable to (i) the decrease in mobile services only, and to a lesser extent, the drop in convergent services, due to the polarization of offers and the overall shift in the market to low-cost offers, (ii) the decline in equipment sales, due in particular to the Covid-19 health crisis, (iii) partially offset by the growth in Wholesale, driven in large part by the growth in international traffic.

In the first half of 2020, revenue in Spain was negatively impacted by the Covid-19 health crisis, particularly during the lockdown, due to the closure of stores but also because of the bans on fixed portability and on aggressive marketing campaigns.

On both a historical and a comparable basis, the 121 million euro decrease in revenues in Spain between the two periods, i.e., a drop of 4.6% is mainly attributable to:

−   the 67 million euro decline in revenues from Mobile services only mainly due to the migration of the market towards low cost offers, resulting in (i) a drop of 6.6% in the half-year mobile only ARPO year-on-year, and (ii) a decline of 4.3% in the mobile only access base year-on-year;

−   the 54 million euro drop in Equipment sales, due to the significant drop in volumes related to the Covid-19 health crisis (closure of stores) and a move away from the higher-end in handsets sold;

−   the 29 million euro decrease in revenues from Convergent services, mainly due in particular to (i) a still challenging competitive environment, resulting in a 3.7% drop in the convergent customer base year-on-year, while the half-year convergent ARPO remained stable (slightly up by 0.1% year-on-year), and (ii) the effects of the Covid-19 health crisis, particularly on soccer content offers following the halt to the sports season;

−   and to a lesser extent, the 16 million euro drop in revenues from Fixed services only, impacted by a very competitive environment and the Covid-19 health crisis, resulting in a 2.6% decline in the fixed only broadband access base, the half-year fixed only ARPO also dropping by 3.4% year-on-year;

−   partially offset by the 32 million euro growth in Wholesale revenues, driven mainly by the growth in international traffic, and despite the drop in international roaming due to restrictions on travel and the closure of borders related to the Covid-19 health crisis.

1.3.2.2  EBITDAaL – Spain

On both a historical basis and a comparable basis, the 59 million euro decrease in EBITDAaL in Spain between the first half of 2019 and the first half of 2020 can essentially be attributed to:

−   (i) the 121 million euro drop in revenues, (ii) the growth in interconnection expenses, connected with the growth in Wholesale activity, (iii) the rise in content costs, due mainly to the increase in soccer rights, and (iv) the decrease in other operating income;

−   partially offset (i) by the decrease in commercial expenses and equipment costs, related to the Covid-19 health crisis (with the decline in costs of terminals and other products sold, and lower distribution commissions), and to a lesser extent, (ii) by the drop in taxes and operating levies, and (iii) by the decline in depreciation of right-of-use assets, due to lower use of lease network access due to the development of the FTTH network and the increase in connection of customers to owned assets.

1.3.2.3  Operating income – Spain

On a historical basis, the 26 million euro decrease in operating income in Spain between the first half of 2019 and the first half of 2020 mainly resulted from the 59 million euro decrease in EBITDAaL, partially offset (i) by the 22 million euro increase in gains (losses) on disposal of fixed assets and, to a lesser extent, (ii) the 6 million euro decrease in depreciation and amortization of fixed assets and (iii) the 6 million euro drop in restructuring program costs.

1.3.2.4  Economic CAPEX – Spain

On both a historical basis and a comparable basis, the 137 million euro decrease in economic CAPEX in Spain between the first half of 2019 and the first half of 2020 resulted from (i) the increase in disposals of fixed assets, mainly as part of the disposal of 1,500 non-strategic mobile sites to Cellnex for 260 million euros (of which 75 million euros in the first half of 2020), and (ii) lower investment in the fixed and mobile networks due to roll-out delays related to the Covid-19 health crisis.

16

1.3.2.5  Additional information – Spain

Spain	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in thousands, at the end of the period)		basis (1)		basis (1)
Convergent services
Number of convergent customers	2,949	3,062	3,062	(3.7)%	(3.7)%
Convergent ARPO (half-year, in euros) (3)	57.9	57.8	57.8	0.1%	0.1%
Mobile services
Number of mobile accesses (2)	15,863	16,386	16,386	(3.2)%	(3.2)%
Incl. Mobile accesses of convergent customers	5,787	5,857	5,857	(1.2)%	(1.2)%
Mobile only accesses	10,076	10,529	10,529	(4.3)%	(4.3)%
Incl. Contract customers	13,651	13,635	13,635	0.1%	0.1%
Prepaid customers	2,212	2,751	2,751	(19.6)%	(19.6)%
Mobile only ARPO (half-year, in euros) (3)	11.3	12.1	12.1	(6.6)%	(6.6)%
Fixed services
Number of fixed accesses (4)	4,648	4,727	4,727	(1.7)%	(1.7)%
Number of fixed retail accesses	3,966	4,106	4,106	(3.4)%	(3.4)%
Incl. Number of fixed broadband accesses	3,966	4,106	4,106	(3.4)%	(3.4)%
Incl. Accesses with very high-speed broadband	3,192	3,068	3,068	4.0%	4.0%
Incl. Accesses of convergent customers	2,949	3,062	3,062	(3.7)%	(3.7)%
Fixed only accesses	1,017	1,044	1,044	(2.6)%	(2.6)%
Fixed only broadband ARPO (half-year, in euros) (3)	30.1	31.2	31.2	(3.4)%	(3.4)%
Number of fixed wholesale accesses	683	622	622	9.8%	9.8%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See section 1.6.4 Financial glossary.

(4)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 1.2.1.2 Number of customers).

1.3.3     Europe

Europe	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	2,729	2,774	2,789	(1.6)%	(2.1)%
EBITDAaL	730	699	708	4.3%	3.0%
EBITDAaL/Revenue	26.7%	25.2%	25.4%
Operating income	173		170		1.9%
eCAPEX	369	401	407	(8.2)%	(9.5)%
eCAPEX/Revenue	13.5%	14.5%	14.6%
Telecommunication licenses (2)	30	0	—	ns	ns
Average number of employees	20,089	21,267	21,072	(5.5)%	(4.7)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Telecommunication licenses.

1.3.3.1  Revenue – Europe

Europe	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	2,729	2,774	2,789	(1.6)%	(2.1)%
Retail services	1,817	1,766	1,768	2.9%	2.7%
Convergent services	357	288	293	23.9%	21.8%
Mobile services only	1,008	1,058	1,065	(4.7)%	(5.3)%
Fixed services only	308	321	326	(3.9)%	(5.6)%
IT & integration services	143	99	84	45.0%	71.4%
Wholesale	506	523	530	(3.2)%	(4.5)%
Equipment sales	348	397	401	(12.3)%	(13.3)%
Other revenue	58	89	90	(34.2)%	(34.7)%

(1)   See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 60 million euro decrease in revenues in Europe between the first half of 2019 and the first half of 2020 includes (i) the negative effect of foreign exchange fluctuations for 35 million euros (mainly due to the change in the Polish zloty/euro exchange rate), partially offset by the favorable effects of changes in the scope of consolidation and other changes for 19 million euros (resulting chiefly from the acquisition of BKM in Belgium on July 30, 2019), and (iii) organic change on a comparable basis, i.e., a decrease of 44 million euros in revenue.

On a comparable basis, the 44 million euro decrease in revenue in Europe between the two periods, i.e., a 1.6% drop, is mainly attributable to the following:

−   (i) the fall in equipment sales in almost all countries, (ii) the decrease in mobile services only, mainly in Belgium, Romania and Slovakia, (iii) the decline in other revenues in Poland, to a lesser extent, (iv) the decrease in Wholesale and (v) the downward trend in fixed only narrowband services in Poland;

17

−   partially offset by the growth in convergent services, in all countries, and to a lesser extent, by the increase in IT & integration services.

On a comparable basis, this 44 million euro decrease in revenues between the two periods resulted mainly from the drop in revenues from Romania, Belgium, and to a lesser extent, Slovakia, partially offset by the increase in revenues in Poland.

In the first half of 2020, revenues in Europe were impacted by the Covid-19 health crisis, in particular Equipment sales, down 49 million euros between the two periods, in almost all countries (except for Moldova), mainly due to the closure of stores during lockdown. The pandemic also impacted international roaming, down due to the closure of borders and restrictions on travel in certain countries.

The drop in revenues in Europe between the two periods is mainly due to:

−   the 49 million euro drop in revenues from Mobile services only, related to the slight decline of 0.5% year-on-year in the mobile only access base (in particular in the central European countries) under the combined effects of fewer prepaid access sales and customer migration to convergent services. In addition, the half-year mobile only ARPO has fallen in almost all countries, partly due to lower revenue from international roaming;

−   a 30 million euro decrease in Other revenues, mainly relating to (i) Belgium and Romania, linked to the lower activity as a result of the Covid-19 health crisis, and (ii) Poland, due to lower energy sales;

−   to a lesser extent, (i) the 17 million euro decrease in Wholesale revenues, particularly due to the decline in wholesale mobile related to the Covid-19 health crisis, in almost all countries, resulting mainly from lower SMS volumes and roaming in Belgium, as well as the lower call termination rates (mainly in Romania), and (ii) the 12 million euro decrease in Fixed services only, chiefly related to the downward trend in traditional telephony  in Poland, and the migration of customers to convergent offers.

This decline was partially offset by:

−   the 69 million euro increase in revenues of Convergent services, up in all countries, with a 15.4% year-on-year increase in the convergent customer base (mainly in Poland and Belgium, with good performance from Love offers), related to the migration of customers to convergent services. This volume growth also supported growth of 3.4% in half-year convergent ARPO in Poland;

−   and the 44 million euro increase in revenue from IT & integration services, in particular in Poland, and to a lesser extent in Romania, due to the extension of IT services and videoconference services in this country.

1.3.3.2  EBITDAaL – Europe

On a historical basis, the 22 million euro increase in EBITDAaL in Europe between the first half of 2019 and the first half of 2020 included (i) the unfavorable effect of foreign exchange fluctuations for 8 million euros, (ii) the negative effect of changes in the scope of consolidation and other changes for 1 million euros, (iii) more than offset by the organic change on a comparable basis, i.e., an increase of 30 million euros in EBITDAaL.

On a comparable basis, the 30 million euro increase in EBITDAaL in Europe between the first half of 2019 and the first half of 2020 can essentially be attributed to:

−   the drop in commercial expenses, equipment and content costs, mainly due to the decline in the cost of handsets and other equipment sold prompted by the Covid-19 health crisis;

−   the decrease in labor expenses, (i) mainly in Poland, with, on the one hand, the effect of the drop in the average number of employees (full-time equivalents), and on the other, the effect of a 14 million euro reversal of pension provisions with respect to the amendment of the Seniority awards plan, and (ii) to a lesser extent, in Belgium;

−   partially offset by the 44 million euro decrease in revenues.

1.3.3.3  Operating income – Europe

On a historical basis, the 3 million euro increase in operating income in Europe between the first half of 2019 and the first half of 2020 was mainly due to the 22 million euro growth in EBITDAaL, partially offset by (i) the 13 million euro increase in depreciation and amortization of fixed assets, mainly in Poland, and the 8 million euro decline in gains (losses) from disposals of fixed assets.

1.3.3.4  Economic CAPEX – Europe

On a historical basis, the 39 million euro drop in economic CAPEX in Europe between the first half of 2019 and the first half of 2020 is due to (i) the adverse effect of foreign exchange fluctuations, i.e., 6 million euros, and (ii) the organic change on a comparable basis, i.e., a decline of 33 million euros in economic CAPEX.

On a comparable basis, the 33 million euro drop in economic CAPEX in Europe between the first half of 2019 and the first half of 2020 resulted mainly from the effects of the Covid-19 health crisis, having led to delays (i) in investments relating to fixed broadband networks and IT projects, mainly in Poland, and (ii) in investments linked to mobile networks, particularly impacted by travel restrictions.

18

1.3.3.5  Additional information – Europe

Europe	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in thousands, at the end of the period)		basis (1)		basis (1)
Convergent services
Number of convergent customers	2,068	1,792	1,792	15.4%	15.4%
Mobile services
Number of mobile accesses (2)	34,235	33,955	33,955	0.8%	0.8%
Incl. Mobile accesses of convergent customers	3,754	3,329	3,329	12.8%	12.8%
Mobile only accesses	30,481	30,625	30,625	(0.5)%	(0.5)%
Incl. Contract customers	23,358	22,562	22,562	3.5%	3.5%
Prepaid customers	10,877	11,393	11,393	(4.5)%	(4.5)%
Fixed services
Number of fixed accesses (3)	6,054	6,305	6,305	(4.0)%	(4.0)%
Number of fixed retail accesses	5,569	5,723	5,723	(2.7)%	(2.7)%
Incl. Number of fixed broadband accesses	3,563	3,355	3,355	6.2%	6.2%
Incl. Accesses with very high-speed broadband	1,203	914	914	31.6%	31.6%
Incl. Accesses of convergent customers	2,068	1,792	1,792	15.4%	15.4%
Fixed only accesses	1,495	1,563	1,563	(4.3)%	(4.3)%
Incl. Number of fixed narrowband accesses	2,005	2,368	2,368	(15.3)%	(15.3)%
Number of fixed wholesale accesses	485	582	582	(16.6)%	(16.6)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 1.2.1.2 Number of customers).

1.3.4     Africa & Middle East

Africa & Middle East	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	2,845	2,742	2,737	3.8%	3.9%
EBITDAaL	935	872	868	7.2%	7.7%
EBITDAaL/Revenue	32.9%	31.8%	31.7%
Operating income	456		435		4.7%
eCAPEX	449	420	418	6.8%	7.4%
eCAPEX/Revenue	15.8%	15.3%	15.3%
Telecommunication licenses (2)	9	209	213	(95.5)%	(95.6)%
Average number of employees	14,440	14,463	14,912	(0.2)%	(3.2)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   See Section 1.2.5.2 Telecommunication licenses.

Africa & Middle East continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations may lead the Group to recognize impairments on its assets (see Note 7 to the Interim Financial Statements). For further information on the related risk factors, see Item 3.D Risk factors of the 2019 Annual Report on Form 20-F.

1.3.4.1  Revenue – Africa & Middle East

Africa & Middle East	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	2,845	2,742	2,737	3.8%	3.9%
Retail services	2,444	2,287	2,288	6.8%	6.8%
Mobile services only	2,164	2,039	2,042	6.1%	5.9%
Fixed services only	270	242	240	11.4%	12.2%
IT & integration services	11	6	6	73.3%	73.1%
Wholesale	342	392	391	(12.7)%	(12.5)%
Equipment sales	40	46	45	(13.1)%	(11.0)%
Other revenue	19	17	13	13.5%	52.6%

(1)   See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 108 million euro increase in Africa & Middle East revenues between the first half of 2019 and the first half of 2020 reflects:

−   (i) by the positive effects of foreign exchange fluctuations of 43 million euros, mainly due to fluctuations in the Egyptian pound, the Jordanian dinar, and the Moroccan dirham, against the euro, (ii) partially offset by the negative effect of changes in the scope of consolidation and other changes for 38 million euros, mainly relating to the disposal of Orange Niger on November 22, 2019;

−   and organic change on a comparable basis i.e., a 103 million euro increase in revenue.

19

On a comparable basis, the 103 million euro increase in Africa & Middle-East revenues between the first half of 2019 and the first half of 2020 is mainly explained by growth in the business (i) of the Côte d'Ivoire sub-group (primarily driven by Côte d'Ivoire and Burkina Faso), (ii) of Egypt, and (iii) of the Sonatel sub-group (primarily driven by Guinea).

The growth in revenues between the two periods was mainly driven by the 125 million euro increase in Mobile services only, linked to the growth drivers of data services, up 26.7% year-on-year, and Orange Money, up 17.2% year-on-year, despite the Covid-19 health crisis having resulted in regulatory restrictions put in place by central banks for mobile payment services. Furthermore, the mobile access base continues to grow and posted an increase of 3.0% year-on-year.

To a lesser extent, the revenues from Fixed services only grew 28 million euros between the two periods, driven by the growth in broadband services, which increased 36 million euros (i.e., up 27.8% year-on-year), with a base of 1.4 million accesses as of June 30, 2020 (growth of 31.6% year-on-year).

These positive changes were partially offset by the effects of the Covid-19 health crisis in the first half of 2020, regarding (i) mainly Wholesale revenues, which fell by 50 million euros between the two periods, reflecting in particular the drop in incoming international traffic volumes, and (ii) to a lesser extent, Equipment sales, down due to the closure of distribution points during the lockdowns.

1.3.4.2  EBITDAaL – Africa & Middle-East

On a historical basis, the 67 million euro increase in EBITDAaL in Africa & Middle East between the first half of 2019 and the first half of 2020 included (i) the negative effect of changes in the scope of consolidation and other changes for 9 million euros, reflecting the disposal of Orange Niger on November 22, 2019, more than offset by (ii) the unfavorable effect of foreign exchange fluctuations for 13 million euros, and (iii) organic change on a comparable basis, i.e., an increase of 63 million euros in EBITDAaL.

On a comparable basis, the 63 million euro increase in EBITDAaL in Africa & Middle East between the first half of 2019 and the first half of 2020 is primarily explained by:

−   the 103 million euro growth in revenues and, to a lesser extent, the drop in interconnection costs;

−   partially offset by (i) the growth in other network expenses and IT expenses, due to the continued network roll-outs in all countries, (ii) the increase in commercial expenses, related to the growth in activity (in particular Orange Money), despite the closure of distribution points and the cancellation of trigger campaigns due to the Covid-19 health crisis, and (iii) the rise in other operating expenses.

1.3.4.3  Operating income – Africa & Middle-East

On a historical basis, the 20 million euro increase in operating income in Africa & Middle East between the first half of 2019 and the first half of 2020 mainly resulted from (i) the 67 million euro increase in EBITDAaL, partially offset by (ii) the 38 million euro increase in depreciation and amortization of fixed assets, due in particular to the roll-out of mobile and fixed networks and the change between the two half-year periods in the Egyptian pound/euro exchange rate.

1.3.4.4  Economic CAPEX – Africa and Middle-East

On a historical basis, the 31 million euro increase in economic CAPEX in Africa & Middle East reflects (i) the positive effect of foreign exchange fluctuations, i.e., 5 million euros, partially offset by unfavorable effects of changes in the scope of consolidation and other changes for 2 million euros, and (ii) organic change on a comparable basis representing a 29 million euro increase in economic CAPEX.

On a comparable basis, the 29 million euro increase in economic CAPEX for Africa & Middle-East between the first half of 2019 and the first half of 2020 was mainly attributable to increased investments in very high-speed mobile and fixed broadband networks (4G and FTTH). There were 27.9 million 4G customers at June 30, 2020, an increase of 40.4% year-on-year. The number of very high-speed broadband connectable households also grew 79.1% year-on-year and totaled 1.2 million as of June 30, 2020.

1.3.4.5  Additional information – Africa & Middle East

Africa & Middle East	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in thousands, at the end of the period)		basis (1)		basis (1)
Mobile services
Number of mobile accesses (2)	123,516	119,884	122,603	3.0%	0.7%
Incl. Contract customers	5,793	4,992	5,052	16.0%	14.7%
Prepaid customers	117,723	114,892	117,551	2.5%	0.1%
Fixed services
Number of fixed accesses (3)	2,277	1,961	1,963	16.1%	16.0%
Number of fixed retail accesses	2,277	1,961	1,963	16.1%	16.0%
Incl. Number of broadband accesses	1,441	1,094	1,096	31.6%	31.5%
Number of fixed narrowband accesses	836	867	867	(3.5)%	(3.5)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 1.2.1.2 Number of customers).

20

1.3.5     Enterprise

Enterprise	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	3,859	3,908	3,770	(1.3)%	2.3%
EBITDAaL	471	578	565	(18.5)%	(16.7)%
EBITDAaL / Revenue	12.2%	14.8%	15.0%
Operating income	267		360		(25.8)%
eCAPEX	174	200	197	(13.0)%	(11.9)%
eCAPEX/Revenue	4.5%	5.1%	5.2%
Average number of employees	27,116	26,235	25,420	3.4%	6.7%

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.5.1  Revenue – Enterprise

Enterprise	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	3,859	3,908	3,770	(1.3)%	2.3%
Fixed services only	1,958	1,986	1,978	(1.4)%	(1.0)%
Voice services (2)	632	650	649	(2.8)%	(2.6)%
Data services (3)	1,326	1,335	1,329	(0.7)%	(0.3)%
IT & integration services	1,475	1,448	1,318	1.9%	12.0%
Services and mobile equipment (4)	426	475	474	(10.3)%	(10.3)%
Mobile services only	327	368	367	(11.0)%	(11.0)%
Wholesale	21	18	18	20.1%	20.1%
Equipment sales	77	89	89	(13.3)%	(13.3)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Voice services include (i) legacy voice offerings (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio conference services, and (iv) incoming traffic for call centers.

(3)   Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access, (iii) satellite TV broadcast services and (iv) Business Everywhere roaming offers.

(4)   Services and mobile equipment include (i) Mobile services only, wholesale, corresponding to incoming enterprise mobile traffic invoiced to other carriers, and (ii) mobile equipment sales invoiced to enterprises.

On a historical basis, the 88 million euro increase in Enterprise revenue between the first half of 2019 and the first half of 2020 resulted from (i) the positive effects of changes in the scope of consolidation and other changes for 128 million euros, mainly the result of the SecureLink acquisition on July 8, 2019, and (ii) the positive effect of foreign exchange fluctuations for 10 million euros, (iii) partially offset by organic change on a comparable basis, namely, a 49 million euro decline in revenue.

On a comparable basis, the 49 million euro drop in Enterprise revenue between the first half of 2019 and the first half of 2020 resulted mainly from (i) the decline in Services and mobile equipment, impacted by the Covid-19 health crisis, (ii) the fall in voice services and, (iii) to a lesser extent, the decline in data services, (iv) partially offset by the rise in IT & integration services.

Between the two periods, Services and mobile equipment suffered the effects of the Covid-19 health crisis, falling by 49 million euros, mainly related to revenues from mobile services only (roaming), and, to a lesser degree, mobile equipment sales. The 18 million euro decrease in Voice services revenue reflects the underlying decline of voice services, particularly traditional fixed-line telephony (down 10.3% year-on-year), despite the 81.0% growth in audioconference services, the use of which has expanded during the Covid-19 health crisis. To a lesser extent, the 10 million euro drop in Data services revenue between the two periods stemmed mainly from the 10.6% decline in revenue from satellite television broadcasting services (Globecast) because of postponements and cancellations of sporting and cultural events due to Covid-19.

This change was partly offset by the 28 million euro increase in IT & integration services revenue between the two periods due in large part to the growth in Cloud (an 8.0% increase year-on-year) and security services (11.4% growth year-on-year).

1.3.5.2  EBITDAaL – Enterprise

On a historical basis, the 94 million euro decrease in Enterprise EBITDAaL between the first half of 2019 and the first half of 2020 included (i) the favorable effect of changes in the scope of consolidation and other changes for 6 million euros, and (ii) the favorable effect of foreign exchange fluctuations for 7 million euros, (iii) more than offset by organic change on a comparable basis, i.e., a 107 million euro decline in EBITDAaL.

On a comparable basis, the 107 million euro decrease in Enterprise EBITDAaL between the first half of 2019 and the first half of 2020 can essentially be attributed to:

−   (i) the 49 million euro decline in revenue, (ii) the increase in labor expenses, due largely to the increase in the average number of full-time equivalent employees, linked to growth in IT & integration services, (iii) the increase in other network expenses and IT expenses corresponding to a rise in infrastructure operating and maintenance costs and IT applications, and (iv) the increase in impairment and losses on trade receivables related to the Covid-19 health crisis;

−   partly offset by (i) the decline in commercial expenses related to reduced business and (ii) the decline in other external purchases, related in part to the Covid-19 health crisis.

1.3.5.3  Operating income – Enterprise

On a historical basis, the 93 million euro decrease in Enterprise operating income between the first half of 2019 and the first half of 2020 was mainly due to the 94 million euro decline in Enterprise EBITDAaL.

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1.3.5.4  Economic CAPEX – Enterprise

On a historical basis, the 23 million euro decrease in Enterprise economic CAPEX between the first half of 2019 and the first half of 2020 included (i) the favorable effect of foreign exchange fluctuations for 2 million euros, and (ii) the favorable effect of changes in the scope of consolidation and other changes for 1 million euros, (iii) more than offset by organic change on a comparable basis, for a 26 million euro decline in economic CAPEX.

On a comparable basis, the 26 million euro decrease in Enterprise economic CAPEX between the first half of 2019 and the first half of 2020 may be attributed chiefly to (i) postponements of projects (real estate and customer projects), due partly to the Covid-19 health crisis, and (ii) to the discontinuation of a major customer project with the resale of the assets to the customer.

1.3.5.5  Additional information – Enterprise

Enterprise	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in thousands, at the end of the period)		basis (1)		basis (1)
Mobile services
Number of mobile accesses in France (2)	12,875	12,233	12,233	5.2%	5.2%
Fixed services
Number of fixed accesses in France (3)	1,467	1,591	1,591	(7.8)%	(7.8)%
Number of fixed retail accesses	1,467	1,591	1,591	(7.8)%	(7.8)%
Incl. Number of fixed broadband accesses	246	255	255	(3.4)%	(3.4)%
Number of fixed narrowband accesses	1,220	1,336	1,336	(8.6)%	(8.6)%
Number of IP-VPN accesses worldwide (4)	360	359	359	0.5%	0.5%
Incl. Number of IP-VPN accesses in France (4)	305	301	301	1.3%	1.3%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Change in the recognition method of fixed accesses on January 1, 2020 (see Section 1.2.1.2 Number of customers).

(4)   Access of customers outside the Orange group, not including operators’ market.

1.3.6     International Carriers & Shared Services

International Carriers & Shared Services	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	728	746	747	(2.4)%	(2.4)%
EBITDAaL	(179)	(183)	(174)	1.9%	(2.9)%
EBITDAaL / Revenue	(24.6)%	(24.5)%	(23.3)%
Operating income	(345)		(393)		12.3%
eCAPEX	123	73	80	68.9%	55.7%
eCAPEX/Revenue	16.9%	9.8%	10.6%
Average number of employees	12,682	12,592	12,549	0.7%	1.1%

(1)   See Section 1.5.1 Data on a comparable basis.

1.3.6.1  Revenue – International Carriers & Shared Services

International Carriers & Shared Services	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Revenue	728	746	747	(2.4)%	(2.4)%
Wholesale	530	543	542	(2.4)%	(2.3)%
Other revenue	199	203	205	(2.4)%	(2.9)%

(1)   See Section 1.5.1 Data on a comparable basis.

On both a historical basis and a comparable basis, the 18 million euro decrease in International Carriers & Shared Services revenue between the first half of 2019 and the first half of 2020 was attributable to:

−   the 13 million euro decline in Wholesale, particularly services to international carriers (roaming), which were hit hard by the Covid-19 health crisis, with the curtailment of international travel and reduced flow on voice corridors.

−   and by the 5 million euro drop in Other revenues, due in particular (i) to the fall in cinema revenues (Orange Studio), impacted by the closure of cinemas during the lockdown and restrictions related to the Covid-19 health crisis, and (ii) to the decline in Orange Marine's installation activities, which were also restricted by the Covid-19 health crisis.

1.3.6.2  EBITDAaL – International Carriers & Shared Services

On a historical basis, the 5 million euro decrease in International Carriers & Shared Services EBITDAaL between the first half of 2019 and the first half of 2020 is attributable to (i) the unfavorable effect of changes in the scope of consolidation and other changes for 8 million euros, (ii) partly offset by organic change on a comparable basis, for a 4 million euro increase in EBITDAaL.

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On a comparable basis, the 4 million euro increase in International Carriers & Shared Services EBITDAaL between the first half of 2019 and the first half of 2020 stemmed mainly from:

−

the decline in other external purchases, mainly related to the drop in general expenses of shared services due to the Covid-19 health crisis (savings on travel, cancellation of various events, decrease in activity, etc.) and the fall in labor expenses;

−

partially offset by (i) the decrease in other operating income (net of other operating expenses), with in particular the effect and counter-effect of various litigations between the two periods, and (ii) the 18 million euro fall in revenue.

1.3.6.3  Operating income – International Carriers & Shared Services

On a historical basis, the 48 million euro growth in the operating income for International Carriers & Shared Services between the first half of 2019 and the first half of 2020 is mainly attributable to (i) the counter-effect of the recognition, in the first half of 2019, of a 65 million euro expense on significant litigation, (ii) the 23 million euro decline in restructuring program costs, mainly due to the optimization of the real estate portfolio, and (iii) the 14 million euro decrease in specific labor expenses relating to the French "Part-Time for Seniors" program (TPS, pursuant to agreements on the employment of seniors in France), (iv) partially offset by the drop in gains (losses) from disposals on fixed assets between the two periods (counter-effect of the significant disposals carried out in the first half of 2019 as part of the optimization of the real estate portfolio).

1.3.6.4  Economic CAPEX – International Carriers & Shared Services

On a historical basis, the 44 million euro increase in the economic CAPEX of International Carriers & Shared Services between the first half of 2019 and the first half of 2020 included (i) the unfavorable effect of changes in the scope of consolidation and other changes for 6 million euros, (ii) more than offset by organic change on a comparable basis, for a 50 million euro increase in economic CAPEX.

On a comparable basis, the 50 million euro increase in economic CAPEX of International Carriers & Shared Services between the first half of 2019 and the first half of 2020 resulted mainly from the fall in disposals of fixed assets carried out between the two periods (counter-effect of the significant disposals carried out in the first half of 2019 as part of the optimization of the real estate portfolio, and secondarily, delays in real estate restructuring projects due to the Covid-19 health crisis in the first half of 2020).

1.3.7     Orange Bank

Orange Bank	2020	2019	2019	Change (%)	Change (%)
		data on a	data on a	data on a	data on a
		comparable	historical basis	comparable	historical basis
(at June 30, in millions of euros)		basis (1)		basis (1)
Net banking income (NBI) (2)	34	15	15	119.0%	119.0%
Cost of bank credit risk (3)	(11)	(4)	(4)	180.5%	180.5%
Operating income	(87)		(88)		0.9%
eCAPEX	14	16	16	(14.5)%	(14.5)%
Average number of employees	831	835	834	(0.5)%	(0.5)%

(1)   See Section 1.5.1 Data on a comparable basis.

(2)   Net Banking Income (NBI) recognized as other operating income (see Notes 1.2 and 1.3 to the Interim Financial Statements).

(3)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.2 and 1.3 to the Interim Financial Statements).

Orange Bank continued its roll-out (i) in France, with the expansion of its mobile financial services and the consolidation of Orange Courtage, a broker of insurance programs that align with Orange and, (ii) in Spain, with the roll-out of its everyday banking service in Orange stores and the launch of a new personal loan product (see Section 1.1.3 Significant events).

As of June 30, 2020, Orange Bank had 1 million customers who were acquired through Orange stores, Groupama branches and digital channels.

1.3.7.1  Operating activities

Segment information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the Interim Financial Statements.

On a historical basis, Orange Bank's operating income was a negative 87 million euros in the first half of 2020, and was stable overall compared to the first half of 2019. This change was chiefly attributable to:

−   the 18 million euro increase in Net Banking Income (NBI), due particularly to (i) the growth of NBI from the new Orange Bank service, and (ii) a decline in acquisition costs;

−   partially offset by (i) the increase in external purchases related in particular to the expansion of Orange Bank's services in Spain, and (ii) an increase in the cost of risk of bank credit caused by the deterioration of the economic and business environment resulting from the Covid-19 health crisis (shutdown of Orange stores and Groupama branches during the lockdown period), the consequence of which was a production of loans and borrowings focused on the digital channels.

On both a historical basis and a comparable basis, the economic CAPEX of Orange Bank declined by 2 million euros between the first half of 2019 and the first half of 2020 due to a fall in investment in France.

1.3.7.2  Assets, liabilities and cash flows

The segment information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) is presented in Note 1 to the Interim Financial Statements, and the activities of Orange Bank (financial assets and liabilities) are described in Note 11 to the Interim Financial Statements.

For further information on the risks relating to Orange Bank activities, see Item 3.D Risk factors - Financial risks, of the 2019 Annual Report on Form 20-F.

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1.4      Cash flow and financial debt

Simplified statement of cash flows (1)	2020	2019
(at June 30, in millions of euros)		data on a
		historical basis

Net cash provided by operating activities	4,326	4,139
Net cash used in investing activities	(3,344)	(4,158)
Net cash used in financing activities	(1,080)	343
Cash change in cash and cash equivalents	(98)	324
Cash and cash equivalents in the opening balance	6,481	5,634
Cash change in cash and cash equivalents	(98)	324
Non-cash change in cash and cash equivalents	(19)	2
Cash and cash equivalents in the closing balance	6,364	5,960

(1)   See Consolidated statement of cash flows in the Interim Financial Statements.

To ensure the transparency of the financial statements and separate out the performances of the telecoms activities and the Orange Bank activities, financial analyses and comments are split to reflect these two scopes of operation (see Note 1 to the Interim Financial Statements). Therefore, Sections 1.4.1 Liquidity and cash flows of telecoms activities and 1.4.2 Net financial debt of telecoms activities cover telecoms activities only, and Section 1.3.7 Orange Bank is dedicated to Orange Bank's liquidity and capital resources. Concerning the effect of the Covid-19 pandemic on the activities and the financial position of the Group, see Section 1.1.3 Significant events.

1.4.1     Liquidity and cash flows of telecoms activities

Cash flows of telecoms activities are presented in Note 1.7 to the Interim Financial Statements.

Simplified statement of cash flows of telecoms activities (1)	2020	2019
		data on a
(at June 30, in millions of euros)		historical basis
Net cash provided by operating activities	4,375	4,541
Net cash used in investing activities	(3,280)	(4,153)
Net cash used in financing activities	(1,158)	263
Cash change in cash and cash equivalents	(62)	651
Cash and cash equivalents in the opening balance	6,112	5,081
Cash change in cash and cash equivalents	(62)	651
Non-cash change in cash and cash equivalents	(19)	2
Cash and cash equivalents in the closing balance	6,031	5,734

(1)   See Note 1.7 to the Interim Financial Statements.

Net operating cash flow from telecoms activities

Between the first half of 2019 and the first half of 2020, the 166 million euro decrease in net operating cash flow from telecoms activities was mainly attributable to:

−   (i) the 443 million euro change in working capital between the two periods (see above), and (ii) to a lesser extent, the 139 million euro decline in operating income;

−   partially offset by the combined decrease of (i) 129 million euros in net interest paid and rate effect of net derivatives (net of dividends paid), (ii) 113 million euros in operating taxes and levies paid, and (iii) 113 million euros in income tax paid (see Note 1.7 to the Interim Financial Statements).

Net investing cash flow from telecoms activities

Between the first half of 2019 and the first half of 2020, the 873 million euro decrease in net investing cash flow from telecoms activities resulted primarily from:

−   the 379 million euro reduction in investments and other financial assets, related mainly to the counter-effect of the increase in cash received in the first half of 2019 and corresponding to bond issues completed during the half-year;

−   the 361 million euro decrease in acquisitions and disposals of property, plant and equipment and intangible assets (net of change in fixed asset payables), related mainly to (i) the overall decline in economic CAPEX in the first half of 2020 due to the Covid-19 health crisis, particularly with the slowdown in the roll-out of fixed and mobile networks, and (ii) the drop in telecommunication licenses paid during the two periods (see Section 1.2.5 Group capital expenditures);

−   and the counter-effect of the acquisitions of investment securities (net of cash acquired) completed in the first half of 2019 for 151 million euros (mainly SecureData and BlueSoft).

Net financing cash flow from telecoms activities

Between the first half of 2019 and the first half of 2020, the 1,421 million euro decline in net financing cash flow from  telecoms activities resulted mainly from the 2,856 million euro reduction in medium- and long-term debt issues (see Note 9.5 to the Interim Financial Statements), partially offset by:

−   the 529 million euro reduction in dividends paid by Orange SA, following the reduction in the dividend for fiscal year 2019 on account of the Covid-19 health crisis (see Section 1.1.3 Significant events and Note 12.3 to the Interim Financial Statements);

24

−   the change in bank overdrafts and short-term borrowings of 519 million euros, due to the 500 million euro purchase in February 2020 of subordinated notes that had been reclassified as short-term borrowings at December 31, 2019 (see Note 1.7 to the Interim Financial Statements);

−   and the net change in cash collateral of 258 million euros.

1.4.2     Net financial debt of telecoms activities

Net financial debt (see Note 9.4 to the Interim Financial Statements) is a financial indicator that is not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Item 3.D Risk factors - Financial risks of the 2019 Annual Report on Form 20-F.

	June 30,	December 31,
	2020	2019
		data on a
(in millions of euros)		historical basis
Net financial debt (1)	26,420	25,466

(1)   See Section 1.5 Financial indicators not defined by IFRS.

At June 30, 2020, the liquidity position of the telecoms activities was 16,523 million euros (see Note 10.1 to the Interim Financial Statements). The changes in financial assets, liabilities and financial result excluding Orange Bank activities are detailed in Note 9 to the Interim Financial Statements.

1.5     Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with the IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

1.5.1     Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is pertinent, as these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2019, for the main operating data.

First half year 2019 / Group	Revenue	eCAPEX	Average
			number of
(at June 30, 2019, in millions of euros)			employees
Data on a historical basis	20,573	3,509	135,804
Foreign exchange fluctuations (1)	18	(0)	—
Egyptian pound (EGP)	43	6	—
US dollar (USD)	20	2	—
Polish zloty (PLN)	(35)	(6)	—
Others	(10)	(2)	—
Changes in the scope of consolidation and other changes	112	(7)	587
Acquisition of SecureLink	122	2	709
Acquisition of BKM	19	—	194
Acquisition of SecureData	5	—	106
Disposal of Orange Niger	(34)	(1)	(410)
Others	0	(8)	(12)
Data on a comparable basis	20,703	3,502	136,391

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2019 and the average exchange rates for the first half of 2020.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2019 primarily include:

−   foreign exchange fluctuations between the average exchange rates for the first half of 2019 and the average exchange rates for the first half of 2020;

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−   and changes in the scope of consolidation and other changes, including, primarily:

-     the acquisition of SecureLink (Enterprise) on July 8, 2019, taking effect on January 1, 2019, on a comparable basis,

-     the acquisition of BKM (Europe) on July 30, 2019, taking effect on January 1, 2019, on a comparable basis,

-     the acquisition of SecureData (Enterprise) on January 31, 2019, taking effect on January 1, 2019, on a comparable basis,

-     and the disposal of Orange Niger (Africa & Middle East) on November 22, 2019, taking effect on January 1, 2019, on a comparable basis.

Segments

The table below presents, for each Orange group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2019, for the main operating data.

First half year 2019 / Segments	Revenue	EBITDAaL	eCAPEX	Average
				number of
(at June 30, 2019, in millions of euros)				employees
France
Data on a historical basis	8,874	3,281	1,862	54,133
Foreign exchange fluctuations (1)	—	(1)	—	—
Changes in the scope of consolidation and other changes (2)	6	3	0	(16)
Data on a comparable basis	8,880	3,284	1,862	54,117
Spain
Data on a historical basis	2,624	787	529	6,884
Foreign exchange fluctuations (1)	—	—	—	—
Changes in the scope of consolidation and other changes (2)	(0)	0	0	(0)
Data on a comparable basis	2,624	787	529	6,884
Europe
Data on a historical basis	2,789	708	407	21,072
Foreign exchange fluctuations (1)	(35)	(8)	(6)	—
Changes in the scope of consolidation and other changes (2)	19	(1)	0	195
Acquisition of BKM	19	(1)	—	194
Other changes (2)	0	0	0	1
Data on a comparable basis	2,774	699	401	21,267
Africa & Middle East
Data on a historical basis	2,737	868	418	14,912
Foreign exchange fluctuations (1)	43	13	5	—
Changes in the scope of consolidation and other changes (2)	(38)	(9)	(3)	(449)
Disposal of Orange Niger	(34)	(9)	(1)	(410)
Other changes (2)	(4)	(0)	(2)	(39)
Data on a comparable basis	2,742	872	420	14,463
Enterprise
Data on a historical basis	3,770	565	197	25,420
Foreign exchange fluctuations (1)	10	7	1	—
Changes in the scope of consolidation and other changes (2)	128	7	2	815
Acquisition of SecureLink	122	8	2	709
Acquisition of SecureData	5	—	—	106
Other changes (2)	1	(1)	0	(0)
Data on a comparable basis	3,908	578	200	26,235
International Carriers & Shared Services
Data on a historical basis	747	(174)	80	12,549
Foreign exchange fluctuations (1)	(1)	(0)	0	—
Changes in the scope of consolidation and other changes (2)	(0)	(9)	(7)	43
Data on a comparable basis	746	(183)	73	12,592
Orange Bank
Data on a historical basis	—	(78)	16	834
Foreign exchange fluctuations (1)	—	—	—	—
Changes in the scope of consolidation and other changes (2)	—	(0)	0	1
Data on a comparable basis	—	(78)	16	835

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2019 and the average exchange rates for the first half of 2020.

(2)   Including the effect of internal reorganizations between segments which have no effect at Group level.

1.5.2     EBITDAaL

EBITDAaL (or “EBITDA after leases”) relates to operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the Interim Financial Statements.

Orange's management considers that the presentation of the indicator EBITDAaL is relevant because, by including lease expenses in its calculation, this indicator enables a better reflection of the operational performance of the Group’s operating segments, while retaining consistency with the adjusted EBITDA indicator used in segment information through December 31, 2018. This is the operational performance indicator used internally by the Group since January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry. EBITDAaL is not a financial aggregate as defined by IFRS and is not comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

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1.5.3     eCAPEX

eCAPEX (or “economic CAPEX”) relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, less the price of disposal of property, plant and equipment and intangible assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and change in fixed asset payables, less the price of disposal of property, plant and equipment and intangible assets.

The table below shows the transition from (i) investments in property, plant and equipment and intangible assets as presented in Note 1.4 to the Interim Financial Statements, and (ii) purchases of property, plant and equipment and intangible assets, excluding trade payables, as presented in the Consolidated statement of cash flows in the Interim Financial Statements, to (iii) eCAPEX.

	2020	2019
		data on a
(at June 30, in millions of euros)		historical basis
Investments in property, plant and equipment and intangible assets	3,513	4,216
Financed assets	(117)	(66)
Purchases of property, plant and equipment and intangible assets (1)	3,395	4,150
Proceeds from sales of property, plant and equipment and intangible assets	(197)	(131)
Telecommunications licenses	(42)	(510)
eCAPEX	3,156	3,509

(1)   See Consolidated statement of cash flows in the Interim Financial Statements. Excluded changes in fixed assets trade payables. Investments financed through finance leases have no effect on cash flow upon acquisition.

Orange’s management considers that presenting economic CAPEX is relevant because this indicator (i) does not include investments in telecommunications licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flow upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber-optic economic model, to measure more accurately the actual amount of investments by excluding the proceeds from sales of property, plant and equipment and intangible assets that have been sold. It is the indicator used internally by the Group from January 1, 2019 in allocating resources, in order to measure the operating efficiency of the use of investments for each of its operating segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

1.5.4     Net financial debt

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (ii) cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 9.4 to the Interim Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most Groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

1.6      Additional information

1.6.1     Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2020 affecting litigation and unrecognized contractual commitments are described in Note 13 to the Interim Financial Statements.

1.6.2     Related party transactions

During the first half of 2020, no transaction materially influenced the amounts of related party transactions reported as at December 31, 2019 (see Note 14 to the Interim Financial Statements).

1.6.3     Subsequent events

The main events occurring after June 30, 2020 are described in Note 15 to the Interim Financial Statements.

1.6.4     Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Change in working capital requirements: change in working capital requirements is made up of:

−   the Change in working capital requirements for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) the change in customer contract assets and liabilities;

27

−   Change in working capital requirements excluding operations, which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial, equipment expenses and content rights: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The weighted average number of customers is the average of monthly averages over the period in question. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the Interim Financial Statements of the current financial period.

EBITDAaL or “EBITDA after leases”: operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the Interim Financial Statements). EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

eCAPEX or “economic CAPEX”: acquisitions of property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets, less the price of disposal of fixed assets (see Note 1.4 to the Interim Financial Statements). e-CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenue.

External purchases: external purchases include the following operating expenses, excluding leases that fall within the scope of application of IFRS 16:

−   Commercial and equipment expenses and content rights: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−   Service fees and inter-operator costs: network expenses and interconnection costs;

−   Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

−   and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The weighted average number of customers is the average of monthly averages over the period in question. Fixed only broadband ARPO is expressed in monthly revenue per fixed only customer.

Fixed services only: see Revenue.

Investments in property, plant and equipment and intangible assets: see eCAPEX.

IT & integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit- sharing expenses, and expenses relating to share- based compensation.

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from mobile services only invoiced to customers (excluding machine-to-machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding machine-to-machine) over the same period. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The weighted average number of customers is the average of monthly averages over the period in question. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile services only: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative

28

instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference (see Note 9.4 to the Interim Financial Statements). Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−   Other operating income: primarily net banking income (NBI, net balance of income and expenses from banking operations), tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, income on impaired trade receivables, rebilling of network sharing costs, income relating to line damage;

−   Other operating expenses: mainly impairments and losses on trade receivables of telecoms activities, universal service charges, disputes, operating foreign exchange gains/losses, the cost of bank credit risk, and acquisition costs.

Other revenue: see Revenue.

Retail services: aggregation of Convergent services, Mobile services only, Fixed services only and IT & integration services.

Revenue: revenue (see Note 1.1 to the Interim Financial Statements) includes:

−   Convergent Services: revenue of convergent services includes revenue invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

−   Mobile services only: revenue of mobile services only includes revenue invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

−   Fixed services only: revenue of fixed services only includes revenue invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes conventional fixed telephony, fixed broadband services, business solutions and networks; (with the exception of France, for which essential business solutions and networks are supported by the Enterprise operating segment);

−   IT & integration services: revenue of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud computing), applications services (customer relations management and other applications services), security services, services related to Machine-to-Machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

−   Wholesale: revenue from other carrier include (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

−   Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales associated to the supply of IT & integration services, and (ii) equipment sales to dealers and brokers;

−   and Other revenues: other revenues includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Service fees and inter-operator costs: see External purchases.

Wages and employee benefit expenses: see Labor expenses.

Wholesale: see Revenue.

29

2.   Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2019 and 2020

The accompanying notes are an integral part of the consolidated financial statements.

F
F-1

Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2020	June 30, 2019
Revenue		20,769	20,573
External purchases		(8,557)	(8,562)
Other operating income		271	341
Other operating expenses	6.1	(448)	(201)
Labor expenses		(4,376)	(4,434)
Operating taxes and levies		(1,232)	(1,207)
Gains (losses) on disposal of fixed assets, investments and activities	4.1	59	68
Restructuring costs	6.2	(13)	(52)
Depreciation and amortization of fixed assets		(3,549)	(3,500)
Depreciation and amortization of financed assets		(22)	(3)
Depreciation and amortization of right-of-use assets		(642)	(609)
Reclassification of translation adjustment from liquidated entities		—	2
Impairment of fixed assets		1	0
Impairment of right-of-use assets		(6)	(24)
Share of profits (losses) of associates and joint ventures		(6)	(4)
Operating income		2,249	2,388
Cost of gross financial debt excluding financed assets		(569)	(575)
Interests on debts related to financed assets		(1)	0
Gains (losses) on assets contributing to net financial debt		1	4
Foreign exchange gain (loss)	9.2	(115)	(2)
Interests on lease liabilities		(56)	(60)
Other net financial expenses		(3)	14
Effects resulting from BT stake		—	(119)
Finance costs, net		(742)	(738)
Income tax	8	(491)	(513)
Consolidated net income		1,016	1,137
Net income attributable to owners of the parent company		927	1,039
Non-controlling interests		88	98

Earnings per share (in euros) attributable to parent company
Net income
– basic		0.30	0.34
– diluted		0.29	0.33

F
F-2

Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2020	June 30, 2019
Consolidated net income		1,016	1,137
Remeasurements of the net defined benefit liability		(16)	(89)
Assets at fair value		(33)	34
Income tax relating to items that will not be reclassified		(3)	17
Items that will not be reclassified to profit or loss (a)		(51)	(38)
Assets at fair value		(2)	11
Cash flow hedges	9.3	554	(184)
Translation adjustment gains and losses	12.5	(184)	50
Income tax relating to items that are or may be reclassified		(177)	57
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		—	—
Items that are or may be reclassified subsequently to profit or loss (b)		191	(66)
Other comprehensive income consolidated (a) + (b)		140	(104)
Consolidated comprehensive income		1,155	1,033
Comprehensive income attributable to the owners of the parent company		1,100	922
Comprehensive income attributable to non-controlling interests		55	111

F
F-3

Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2020	December 31, 2019
Assets
Goodwill		27,589	27,644
Other intangible assets		14,434	14,737
Property, plant and equipment		28,398	28,423
Right-of-use assets		6,197	6,263
Interests in associates and joint ventures		103	103
Non-current financial assets related to Orange Bank activities	11.1	1,380	1,259
Non-current financial assets	9.1	1,274	1,208
Non-current derivatives assets		881	562
Other non-current assets		135	125
Deferred tax assets		859	992
Total non-current assets		81,250	81,316
Inventories		866	906
Trade receivables	5.1	5,899	5,320
Other customer contract assets		1,189	1,209
Current financial assets related to Orange Bank activities	11.1	1,977	3,095
Current financial assets	9.1	4,375	4,766
Current derivatives assets		41	12
Other current assets		1,509	1,258
Operating taxes and levies receivables		955	1,090
Current tax assets		116	120
Prepaid expenses		887	730
Cash and cash equivalents	9.1	6,364	6,481
Total current assets		24,178	24,987
Total assets		105,428	106,303
Equity and liabilities
Share capital		10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes	12.6	5,803	5,803
Retained earnings		(1,196)	(1,575)
Equity attributable to the owners of the parent company		32,106	31,727
Non-controlling interests	12.4	2,553	2,688
Total equity	12	34,660	34,416
Non-current financial liabilities	9.1	32,744	33,148
Non-current derivatives liabilities		672	487
Non-current lease liabilities		5,290	5,225
Non-current fixed assets payables		798	817
Non-current employee benefits		2,398	2,554
Non-current dismantling provision		818	810
Non-current restructuring provision		88	96
Other non-current liabilities		331	353
Deferred tax liabilities		779	703
Total non-current liabilities		43,918	44,192
Current financial liabilities	9.1	4,489	3,925
Current derivatives liabilities		54	22
Current lease liabilities		1,233	1,267
Current fixed assets payables		2,472	2,848
Trade payables		6,397	6,682
Customer contract liabilities		2,026	2,093
Current financial liabilities related to Orange Bank activities	11.1	3,234	4,279
Current employee benefits		2,115	2,261
Current dismantling provision		10	15
Current restructuring provision		67	120
Other current liabilities		2,412	2,095
Operating taxes and levies payables		1,566	1,287
Current tax payables		724	748
Deferred income		50	51
Total current liabilities		26,850	27,695
Total equity and liabilities		105,428	106,303

F
F-4

Consolidated statements of changes in shareholders’ equity

(in millions of euros)		Attributable to owners of the parent company							Attributable to non-controlling interests			Total
	Note	Number of	Share	Share	Subor-	Reserves	Other	Total	Reserves	Other	Total	equity
		issued	capital	premiums	dinated		compre-			compre-
		shares		and	notes		hensive			hensive
				statutory			income			income
				reserve
Balance as of January 1, 2019		2,660,056,599	10,640	16,859	5,803	(2,062)	(571)	30,669	2,357	223	2,580	33,249
Effect of IFRS 16 application		—	—	—	—	2	—	2	—	—	—	2
Balance as of January 1, 2019 after effect of IFRS 16 application		2,660,056,599	10,640	16,859	5,803	(2,060)	(571)	30,671	2,357	223	2,580	33,251
Consolidated comprehensive income		—	—	—	—	1,039	(117)	922	98	13	111	1,033
Share-based compensation		—	—	—	—	27	—	27	4	—	4	31
Purchase of treasury shares		—	—	—	—	(1)	—	(1)	—	—	—	(1)
Dividends		—	—	—	—	(1,061)	—	(1,061)	(243)	—	(243)	(1,304)
Subordinated notes remuneration		—	—	—	—	(194)	—	(194)	—	—	—	(194)
Changes in ownership interests with no gain/loss of control		—	—	—	—	1	—	1	(4)	—	(4)	(3)
Other movements		—	—	—	—	(54)	—	(54)	19	—	19	(35)
Balance as of June 30, 2019		2,660,056,599	10,640	16,859	5,803	(2,303)	(688)	30,311	2,231	236	2,467	32,778
Consolidated comprehensive income		—	—	—	—	1,967	186	2,153	122	(2)	121	2,274
Share-based compensation		—	—	—	—	25	—	25	—	—	—	25
Purchase of treasury shares		—	—	—	—	(33)	—	(33)	—	—	—	(33)
Dividends		—	—	—	—	(796)	—	(796)	(5)	—	(5)	(801)
Subordinated notes remuneration		—	—	—	—	(103)	—	(103)	—	—	—	(103)
Changes in ownership interests with no gain/loss of control		—	—	—	—	3	—	3	5	—	5	8
Changes in ownership interests with gain/loss of control		—	—	—	—	—	—	—	2	—	2	2
Other movements		—	—	—	—	168	—	168	100	—	100	268
Balance as of December 31, 2019		2,660,056,599	10,640	16,859	5,803	(1,073)	(502)	31,727	2,454	234	2,688	34,416
Consolidated comprehensive income		—	—	—	—	927	173	1,100	88	(33)	55	1,155
Share-based compensation		—	—	—	—	7	—	7	2	—	2	9
Purchase of treasury shares	12.2	—	—	—	—	1	—	1	—	—	—	1
Dividends	12.3	—	—	—	—	(532)	—	(532)	(206)	—	(206)	(738)
Subordinated notes remuneration	12.6	—	—	—	—	(164)	—	(164)	—	—	—	(164)
Changes in ownership interests with no gain/loss of control		—	—	—	—	(6)	—	(6)	2	—	2	(4)
Other movements		—	—	—	—	(27)	—	(27)	11	—	11	(16)
Balance as of June 30, 2020		2,660,056,599	10,640	16,859	5,803	(867)	(330)	32,106	2,352	201	2,553	34,660

F-5

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests						Total
	Assets at	Hedging	Translation	Actuarial	Deferred	Other	Total	Assets at	Hedging	Translation	Actuarial	Deferred	Total	other
	fair value	instruments	adjustment	gains	tax	compre-		fair value	instruments	adjustment	gains	tax		compre-
				and		hensive					and			hensive
				losses		income					losses			income
						of associates
						and joint
						ventures (1)

Balance as of January 1, 2019	(10)	(264)	15	(504)	232	(40)	(571)	(4)	(3)	237	(8)	1	223	(348)
Effect of IFRS 16 application	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of January 1, 2019 after effect of IFRS 16 application	(10)	(264)	15	(504)	232	(40)	(571)	(4)	(3)	237	(8)	1	223	(348)
Variation	41	(180)	37	(89)	74	—	(117)	4	(4)	13	—	—	13	(104)
Balance as of June 30, 2019	31	(444)	52	(593)	306	(40)	(688)	0	(7)	250	(8)	1	236	(452)
Variation	(59)	328	27	(18)	(90)	—	186	(2)	1	1	(2)	0	(2)	184
Balance as of December 31, 2019	(28)	(117)	78	(611)	216	(40)	(502)	(2)	(6)	251	(10)	1	234	(268)
Variation	(34)	551	(149)	(15)	(179)	—	173	(1)	3	(35)	0	0	(33)	140
Balance as of June 30, 2020	(61)	434	(71)	(626)	36	(40)	(330)	(3)	(3)	216	(10)	1	201	(128)

(1)	Amounts excluding translation adjustment.

F-6

Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2020	June 30, 2019
Operating activities
Consolidated net income		1,016	1,137
Non-monetary items and reclassified items for presentation
Operating taxes and levies		1,232	1,207
Gains (losses) on disposal of fixed assets, investments and activities	4.1	(59)	(68)
Other gains and losses		(4)	(7)
Depreciation and amortization of fixed assets		3,549	3,500
Depreciation and amortization of financed assets		22	3
Depreciation and amortization of right-of-use assets		642	609
Changes in provisions		(288)	(251)
Reclassification of cumulative translation adjustment from liquidated entities		—	(2)
Impairment of fixed assets		(1)	—
Impairment of right-of-use assets		6	24
Share of profits (losses) of associates and joint ventures		6	4
Operational net foreign exchange and derivatives		(4)	8
Finance costs, net		742	738
Income tax	8	491	513
Share-based compensation		9	30
Changes in working capital and operating banking activities (1)
Decrease (increase) in inventories, gross		24	18
Decrease (increase) in trade receivables, gross		(699)	(219)
Increase (decrease) in trade payables		(248)	(239)
Changes in other customer contract assets and liabilities		41	(22)
Changes in other assets and liabilities (2)		(131)	(468)
Other net cash out
Operating taxes and levies paid		(871)	(986)
Dividends received		3	14
Interest paid and interest rates effects on derivatives, net (3)		(624)	(764)
Income tax paid		(527)	(640)
Net cash provided by operating activities (a)		4,326	4,139
Investing activities
Purchases and sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (4)		(3,395)	(4,150)
Increase (decrease) in fixed assets payables		(441)	7
Investing donations received in advance		7	—
Sales of property, plant and equipment and intangible assets		201	151
Cash paid for investment securities, net of cash acquired
SecureData		—	(95)
Others		0	(31)
Investments in associates and joint ventures		(2)	—
Purchases of equity securities measured at fair value		(29)	(25)
Proceeds from sales of investment securities, net of cash transferred		15	2
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		436	(28)
Other		(135)	11
Net cash used in investing activities (b)		(3,344)	(4,158)

F-7

(in millions of euros)	Note	June 30, 2020	June 30, 2019
Financing activities
Medium and long-term debt issuances	9.5	2,028	4,884
Medium and long-term debt redemptions and repayments	9.5	(1,575)	(1,520)
Repayments of lease liabilities		(634)	(678)
Increase (decrease) of bank overdrafts and short-term borrowings(5)		(219)	(723)
Decrease (increase) of cash collateral deposits		132	(150)
Exchange rates effects on derivatives, net		72	64
Coupon and other fees on subordinated notes issuance	12.6	(186)	(267)
Proceeds (purchases) from treasury shares	12.2	0	(1)
Capital increase (decrease) - non-controlling interests		1	41
Changes in ownership interests with no gain / loss of control		(2)	(3)
Dividends paid to owners of the parent company	12.3	(532)	(1,061)
Dividends paid to non-controlling interests	12.4	(164)	(243)
Net cash used in financing activities (c)		(1,080)	343
Net change in cash and cash equivalents (a) + (b) + (c)		(98)	324

Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		6,481	5,634
Cash change in cash and cash equivalents		(98)	324
Non-cash change in cash and cash equivalents		(19)	2
Cash and cash equivalents in the closing balance		6,364	5,960

(1)	Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2)	Excluding operating tax receivables and payables.
(3)	Including interests paid on lease liabilities in the amount of (62) million euros as of June 30, 2020 and (46) million euros as of June 30, 2019.
(4)	Investments in financed assets amounting to 117 million euros as of June 30, 2020 and 66 million euros as of June 30, 2019 have no effect on the statement of cash flows at the time of acquisition.
(5)	Including redemption of subordinated notes reclassified as short-term borrowings of (500) million euros as of June 30, 2020.

F-8

Note 1    Segment information

1.1    Segment revenue

(in millions of euros)	France	Spain	Europe
June 30, 2020
Revenue	9,024	2,503	2,729
Convergence services	2,268	1,020	357
Mobile services only	1,124	517	1,008
Fixed services only	1,986	238	308
IT & integration services	—	4	143
Wholesale	2,871	449	506
Equipment sales	458	263	348
Other revenue	318	12	58
External	8,694	2,486	2,693
Inter-operating segments	330	17	37
June 30, 2019
Revenue	8,874	2,624	2,789
Convergence services	2,153	1,049	293
Mobile services only	1,168	584	1,065
Fixed services only	2,054	254	326
IT & integration services	—	3	84
Wholesale	2,672	418	530
Equipment sales	578	316	401
Other revenue	249	—	90
External	8,543	2,602	2,748
Inter-operating segments	331	22	41

(1)	Including, in 2020, revenue of 2,511 million euros in France, 6 million euros in Spain, 820 million euros in other European countries and 523 million euros in other countries. Including, in 2019, revenue of 2,593 million euros in France, 5 million euros in Spain, 638 million euros in other European countries and 534 million euros in other countries.
(2)	Including revenue of 660 million euros in France in 2020 and 687 million euros in 2019.

(in millions of euros)	Africa &	Enterprise (1)	International	Eliminations	Total telecom	Orange Bank	Eliminations	Orange
	Middle-East		Carriers		activities		telecom	consolidated
			& Shared				activities /	financial
			Services (2)				bank	statements
June 30, 2020
Revenue	2,845	3,859	728	(918)	20,771	—	(1)	20,769
Convergence services	—	—	—	—	3,645	—	—	3,645
Mobile services only	2,164	327	—	(18)	5,122	—	0	5,122
Fixed services only	270	1,958	—	(86)	4,673	—	0	4,673
IT & integration services	11	1,475	—	(78)	1,556	—	(1)	1,555
Wholesale	342	21	530	(657)	4,062	—	—	4,062
Equipment sales	40	77	—	(2)	1,184	—	0	1,184
Other revenue	19	—	199	(77)	529	—	0	529
External	2,756	3,667	474	—	20,769	—	—	20,769
Inter-operating segments	89	192	255	(918)	1	—	(1)	—
June 30, 2019
Revenue	2,737	3,770	747	(966)	20,575	—	(2)	20,573
Convergence services	—	—	—	—	3,495	—	—	3,495
Mobile services only	2,042	367	—	(22)	5,204	—	—	5,204
Fixed services only	240	1,978	—	(88)	4,764	—	—	4,764
IT & integration services	6	1,318	—	(75)	1,336	—	(2)	1,334
Wholesale	391	18	542	(708)	3,863	—	—	3,863
Equipment sales	45	89	—	(1)	1,428	—	—	1,428
Other revenue	13	—	205	(72)	485	—	—	485
External	2,624	3,583	473	—	20,573	—	—	20,573
Inter-operating segments	113	187	274	(966)	2	—	(2)	—

F-9

1.2   Segment revenue to consolidated net income as of June 30, 2020

(in millions of euros)	France	Spain	Europe	Africa &
				Middle-East
Revenue	9,024	2,503	2,729	2,845
External purchases	(3,313)	(1,395)	(1,531)	(1,219)
Other operating income	641	63	72	24
Other operating expenses	(288)	(103)	(85)	(104)
Labor expenses	(1,900)	(141)	(315)	(252)
Operating taxes and levies	(735)	(63)	(53)	(264)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—
Restructuring costs	—	—	—	—
Depreciation and amortization of financed assets	(22)	—	—	—
Depreciation and amortization of right-of-use assets	(102)	(131)	(79)	(64)
Impairment of right-of-use assets	—	—	—	—
Interests on debts related to financed assets(2)	(1)	—	—	—
Interests on lease liabilities(2)	(4)	(6)	(8)	(32)
EBITDAaL	3,301	728	730	935
Significant litigations	(167)	—	—	—
Specific labour expenses	(26)	—	0	—
Fixed assets, investments and businesses portfolio review	23	22	4	0
Restructuring programs costs	(4)	0	(3)	(2)
Acquisition and integration costs	—	—	(2)	—
Depreciation and amortization of fixed assets	(1,575)	(528)	(563)	(508)
Reclassification of translation adjustment from liquidated entities	—	—	—	—
Impairment of fixed assets	0	0	1	0
Share of profits (losses) of associates and joint ventures	0	—	0	(1)
Elimination of interests on debts related to financed assets(2)	1	—	—	—
Elimination of interests on lease liabilities(2)	4	6	8	32
Operating Income	1,557	228	173	456
Cost of gross financial debt except financed assets	—	—	—	—
Interests on debts related to financed assets(2)	—	—	—	—
Gains (losses) on assets contributing to net financial debt	—	—	—	—
Foreign exchange gain (loss)	—	—	—	—
Interests on lease liabilities(2)	—	—	—	—
Other net financial expenses	—	—	—	—
Finance costs, net	—	—	—	—
Income Tax	—	—	—	—
Consolidated net income	—	—	—	—

(1)	Orange Bank's net banking income is recognized in other operating income and amounts to 34 million euros as of June 30, 2020. The cost of risk is included in other operating expenses and amounts to (11) million euros as of June 30, 2020.
(2)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interest expenses on liabilities related to financed assets and interests expenses on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolided income statement.

(in millions of euros)	Enterprise	International	Elimination	Total	Orange	Eliminations	Total	Presentation	Orange
		Carriers &	telecom	telecom	Bank (1)	telecom		adjust-	consoli-
		Shared	activities	activities		activites /		ments(2)	dated financial
		Services				bank			statements
Revenue	3,859	728	(918)	20,771	—	(1)	20,769	—	20,769
External purchases	(1,977)	(970)	1,901	(8,504)	(54)	1	(8,557)	—	(8,557)
Other operating income	76	1,006	(1,644)	239	37	(5)	271	—	271
Other operating expenses	(328)	(17)	661	(265)	(15)	6	(274)	(174)	(448)
Labor expenses	(1,035)	(662)	—	(4,305)	(38)	—	(4,342)	(33)	(4,376)
Operating taxes and levies	(58)	(58)	—	(1,231)	(1)	—	(1,232)	—	(1,232)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	59	59
Restructuring costs	—	—	—	—	—	—	—	(13)	(13)
Depreciation and amortization of financed assets	—	—	—	(22)	—	—	(22)	—	(22)
Depreciation and amortization of right-of-use assets	(63)	(202)	—	(640)	(1)	—	(642)	—	(642)
Impairment of right-of-use assets	—	—	—	—	—	—	—	(6)	(6)
Interests on debts related to financed assets(2)	—	—	—	(1)	—	—	(1)	1	n/a
Interests on lease liabilities(2)	(2)	(4)	—	(56)	0	—	(56)	56	n/a
EBITDAaL	471	(179)	—	5,986	(72)	1	5,914	(111)	n/a
Significant litigations	—	(2)	—	(169)	—	—	(169)	169	n/a
Specific labour expenses	(2)	1	—	(28)	0	—	(28)	28	n/a
Fixed assets, investments and businesses portfolio review	7	4	—	59	—	—	59	(59)	n/a
Restructuring programs costs	(3)	(6)	—	(17)	(2)	—	(19)	19	n/a
Acquisition and integration costs	(4)	(4)	—	(10)	—	—	(10)	10	n/a
Depreciation and amortization of fixed assets	(205)	(157)	—	(3,536)	(13)	—	(3,549)	—	(3,549)
Reclassification of translation adjustment from liquidated entities	—	—	—	—	—	—	—	—	—
Impairment of fixed assets	—	—	—	1	—	—	1	—	1
Share of profits (losses) of associates and joint ventures	1	(6)	—	(6)	—	—	(6)	—	(6)
Elimination of interests on debts related to financed assets(2)	—	—	—	1	—	—	1	(1)	n/a
Elimination of interests on lease liabilities(2)	2	4	—	56	0	—	56	(56)	n/a
Operating Income	267	(345)	—	2,336	(87)	1	2,249	—	2,249
Cost of gross financial debt except financed assets	—	—	—	—	—	—	—	—	(569)
Interests on debts related to financed assets(2)	—	—	—	—	—	—	—	—	(1)
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—	—	—	—	1
Foreign exchange gain (loss)	—	—	—	—	—	—	—	—	(115)
Interests on lease liabilities(2)	—	—	—	—	—	—	—	—	(56)
Other net financial expenses	—	—	—	—	—	—	—	—	(3)
Finance costs, net	—	—	—	—	—	—	—	—	(742)
Income Tax	—	—	—	—	—	—	—	—	(491)
Consolidated net income	—	—	—	—	—	—	—	—	1,016

F-10

1.3    Segment revenue to consolidated net income as of June 30, 2019

(in millions of euros)	France	Spain	Europe	Africa &
				Middle-East
Revenue	8,874	2,624	2,789	2,737
External purchases	(3,309)	(1,448)	(1,581)	(1,199)
Other operating income	686	99	70	23
Other operating expenses	(264)	(107)	(89)	(93)
Labor expenses	(1,930)	(135)	(344)	(249)
Operating taxes and levies	(684)	(86)	(59)	(253)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—
Restructuring costs	—	—	—	—
Depreciation and amortization of financed assets	(3)	—	—	—
Depreciation and amortization of right-of-use assets	(84)	(154)	(71)	(64)
Impairment of right-of-use assets	—	—	—	—
Interests on debts related to financed assets(2)	0	—	—	—
Interests on lease liabilities(2)	(5)	(6)	(7)	(34)
EBITDAaL	3,281	787	708	868
Significant litigations	—	—	—	—
Specific labour expenses	(31)	—	—	—
Fixed assets, investments and businesses portfolio review	—	—	11	5
Restructuring programs costs	(24)	(6)	(5)	(2)
Acquisition and integration costs	—	—	(1)	—
Depreciation and amortization of fixed assets	(1,582)	(533)	(550)	(471)
Reclassification of translation adjustment from liquidated entities	—	—	—	2
Impairment of fixed assets	—	—	—	(1)
Share of profits (losses) of associates and joint ventures	—	—	—	—
Elimination of interests on debts related to financed assets(2)	0	—	—	—
Elimination of interests on lease liabilities(2)	5	6	7	34
Operating Income	1,649	254	170	435
Cost of gross financial debt except financed assets	—	—	—	—
Interests on debts related to financed assets(2)	—	—	—	—
Gains (losses) on assets contributing to net financial debt	—	—	—	—
Foreign exchange gain (loss)	—	—	—	—
Interests on lease liabilities(2)	—	—	—	—
Other net financial expenses	—	—	—	—
Effects resulting from BT sale	—	—	—	—
Finance costs, net	—	—	—	—
Income Tax	—	—	—	—
Consolidated net income	—	—	—	—

(1)	Orange Bank's net banking income is recognized in other operating income and amounts to 15 million euros as of June 30, 2019. The cost of risk is included in other operating expenses and amounts to (4) million euros as of June 30, 2019.
(2)	Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interest expenses on liabilities related to financed assets and interests expenses on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolided income statement.

(in millions of euros)	Enterprise	International	Elimination	Total	Orange	Eliminations	Total	Presentation	Orange
		Carriers &	telecom	telecom	Bank(1)	telecom		adjust-	consolidated
		Shared	activities	activities		activities /		ments (2)	financial
		Services				bank			statements
Revenue	3,770	747	(966)	20,575	—	(2)	20,573	—	20,573
External purchases	(1,896)	(1,043)	1,958	(8,518)	(47)	3	(8,562)	—	(8,562)
Other operating income	78	1,034	(1,659)	331	17	(7)	341	—	341
Other operating expenses	(311)	5	667	(192)	(10)	7	(195)	(6)	(201)
Labor expenses	(964)	(662)	—	(4,284)	(36)	—	(4,320)	(114)	(4,434)
Operating taxes and levies	(63)	(62)	—	(1,207)	—	—	(1,207)	—	(1,207)
Gains (losses) on disposal of fixed assets, investments and activities	—	—	—	—	—	—	—	68	68
Restructuring costs	—	—	—	—	—	—	—	(52)	(52)
Depreciation and amortization of financed assets	—	—	—	(3)	—	—	(3)	—	(3)
Depreciation and amortization of right-of-use assets	(47)	(187)	—	(607)	(2)	—	(609)	—	(609)
Impairment of right-of-use assets	—	—	—	—	—	—	—	(24)	(24)
Interests on debts related to financed assets(2)	—	—	—	0	—	—	0	0	n/a
Interests on lease liabilities(2)	(2)	(6)	-	(60)	-	-	(60)	60	n/a
EBITDAaL	565	(174)	—	6,035	(78)	1	5,958	(68)	n/a
Significant litigations	—	(65)	—	(65)	—	—	(65)	65	n/a
Specific labour expenses	(1)	(14)	—	(46)	—	—	(46)	46	n/a
Fixed assets, investments and businesses portfolio review	—	52	—	68	—	—	68	(68)	n/a
Restructuring programs costs	(10)	(28)	—	(75)	—	—	(75)	75	n/a
Acquisition and integration costs	(4)	(5)	—	(10)	—	—	(10)	10	n/a
Depreciation and amortization of fixed assets	(195)	(159)	—	(3,490)	(10)	—	(3,500)	—	(3,500)
Reclassification of translation adjustment from liquidated entities	—	—	—	2	—	—	2	—	2
Impairment of fixed assets	1	—	—	0	—	—	0	—	0
Share of profits (losses) of associates and joint ventures	2	(6)	—	(4)	—	—	(4)	—	(4)
Elimination of interests on debts related to financed assets(2)	—	—	—	0	—	—	0	0	n/a
Elimination of interests on lease liabilities(2)	2	6	—	60	—	—	60	(60)	n/a
Operating income	360	(393)	—	2,475	(88)	1	2,388	—	2,388
Cost of gross financial debt except financed assets	—	—	—	—	—	—	—	—	(575)
Interests on debts related to financed assets(2)	—	—	—	—	—	—	—	—	0
Gains (losses) on assets contributing to net financial debt	—	—	—	—	—	—	—	—	4
Foreign exchange gain (loss)	—	—	—	—	—	—	—	—	(2)
Interests on lease liabilities(2)	—	—	—	—	—	—	—	—	(60)
Other net financial expenses	—	—	—	—	—	—	—	—	14
Effects resulting from BT sale	—	—	—	—	—	—	—	—	(119)
Finance costs, net	—	—	—	—	—	—	—	—	(738)
Income Tax	—	—	—	—	—	—	—	—	(513)
Consolidated net income	—	—	—	—	—	—	—	—	1,137

F-11

1.4    Segment investments

(in millions of euros)	France	Spain	Europe

June 30, 2020
eCapex	1,635	392	369
Elimination of proceeds from sales of property, plant and equipment and intangible assets	95	75	7
Telecommunications licenses	—	3	30
Financed assets	117	—	—
Total investments(3)	1,847	470	405

June 30, 2019
eCapex	1,862	529	407
Elimination of proceeds from sales of property, plant and equipment and intangible assets	47	—	17
Telecommunications licenses	—	297	—
Financed assets	66	—	—
Total investments (4)	1,975	826	424

(1)	Including investments in tangible and intangible assets in France for 110 million euros in 2020 and 132 million euros in 2019.
(2)	Including investments in tangible and intangible assets in France for 126 million euros in 2020 and 138 million euros in 2019.
(3)	Including 944 million euros for other intangible assets and 2,569 million euros for tangible assets.
(4)	Including 1,338 milliion euros for other intangible assets and 2,878 million euros for tangible assets.

(in millions of euros)	Africa &	Enterprise (1)	International	Total	Orange	Orange
	Middle-East		Carriers	telecom	Bank	consolidated
			& Shared	activities		financial
			Services (2)			statements

June 30, 2020
eCapex	449	174	123	3,142	14	3,156
Elimination of proceeds from sales of property, plant and equipment and intangible assets	2	13	6	197	—	197
Telecommunications licenses	9	—	—	42	—	42
Financed assets	—	—	—	117	—	117
Total investments(3)	460	187	129	3,499	14	3,513

June 30, 2019
eCapex	418	197	80	3,493	16	3,509
Elimination of proceeds from sales of property, plant and equipment and intangible assets	7	1	59	131	—	131
Telecommunications licenses	213	—	—	510	—	510
Financed assets	—	—	—	66	—	66
Total investments (4)	638	198	139	4,200	16	4,216

F-12

1.5    Segment assets

(in millions of euros)	France	Spain	Europe

June 30, 2020
Goodwill	14,364	6,872	2,645
Other intangible assets	3,999	1,897	1,837
Property, plant and equipment	15,454	3,667	3,938
Right-of-use assets	1,364	1,027	916
Interests in associates and joint ventures	4	—	5
Non-current assets included in the calculation of net financial debt	—	—	—
Other	9	17	27
Total non-current assets	35,193	13,479	9,368
Inventories	413	60	148
Trade receivables	2,189	617	1,075
Other customer contract assets	366	135	350
Prepaid expenses	57	349	63
Current assets included in the calculation of net financial debt	—	—	—
Other	706	39	88
Total current assets	3,731	1,201	1,724
Total assets	38,924	14,680	11,093
December 31, 2019
Goodwill	14,364	6,872	2,665
Other intangible assets	3,968	1,961	1,941
Property, plant and equipment	15,308	3,673	4,109
Right-of-use assets	1,174	1,123	930
Interests in associates and joint ventures	3	—	5
Non-current assets included in the calculation of net financial debt	—	—	—
Other	10	17	22
Total non-current assets	34,827	13,645	9,673
Inventories	463	61	149
Trade receivables	1,477	667	1,210
Other customer contract assets	432	150	380
Prepaid expenses	41	401	43
Current assets included in the calculation of net financial debt	—	—	—
Other	699	62	74
Total current assets	3,113	1,341	1,855
Total assets	37,940	14,986	11,529

(1)	Including tangible and intangible assets for 586 million euros in France in 2020 and 642 million euros in 2019.
(2)	Including tangible and intangible assets for 1,751 million euros in France in 2020 and 1,736 million euros in 2019. Intangible assets also include the Orange brand for 3,133 million euros.
(3)	Including 1,380 million euros of non-current financial assets related to Orange Bank activities in 2020 and 1,259 million euros in 2019 (see Note 11.1.1).
(4)	Including 1,981 million euros of current financial assets related to Orange Bank activities in 2020 and 3,098 million euros in 2019 (see Note 11.1.1).

(in millions of euros)	Africa &	Enterprise (1)	International	Eliminations	Total	Orange		Eliminations	Orange
	Middle-East		Carriers	telecom	telecom	Bank		telecom	consolidated
			& Shared	activities	activities			activities /	financial
			Services (2)	and				bank	statements
				unallocated
				items

June 30, 2020
Goodwill	1,474	2,217	18	—	27,589	—		—	27,589
Other intangible assets	2,167	669	3,775	—	14,344	89		—	14,434
Property, plant and equipment	3,697	500	1,138	—	28,393	4		—	28,398
Right-of-use assets	870	326	1,663	—	6,165	32		—	6,197
Interests in associates and joint ventures	74	1	18	0	103	—		—	103
Non-current assets included in the calculation of net financial debt	—	—	—	1,027	1,027	—		—	1,027
Other	23	30	20	2,014	2,140	1,390	(3)	(27)	3,502
Total non-current assets	8,304	3,743	6,632	3,042	79,761	1,516		(27)	81,250
Inventories	81	58	107	—	866	—		—	866
Trade receivables	783	1,092	1,064	(888)	5,933	7		(40)	5,899
Other customer contract assets	9	327	0	—	1,189	—		—	1,189
Prepaid expenses	211	98	118	(16)	880	7		0	887
Current assets included in the calculation of net financial debt	—	—	—	10,409	10,409	—		—	10,409
Other	1,025	197	416	86	2,557	2,389	(4)	(18)	4,929
Total current assets	2,109	1,772	1,706	9,590	21,834	2,403		(58)	24,178
Total assets	10,413	5,515	8,338	12,632	101,595	3,919		(86)	105,428
December 31, 2019
Goodwill	1,481	2,245	18	—	27,644	—		—	27,644
Other intangible assets	2,318	695	3,766	—	14,649	88		—	14,737
Property, plant and equipment	3,674	526	1,128	—	28,418	5		—	28,423
Right-of-use assets	881	314	1,815	—	6,237	26		—	6,263
Interests in associates and joint ventures	84	1	10	0	103	—		—	103
Non-current assets included in the calculation of net financial debt	—	—	—	685	685	—		—	685
Other	22	25	19	2,104	2,219	1,268	(3)	(27)	3,460
Total non-current assets	8,461	3,805	6,757	2,789	79,956	1,387		(27)	81,316
Inventories	76	60	96	—	906	—		—	906
Trade receivables	720	1,067	974	(771)	5,343	1		(24)	5,320
Other customer contract assets	11	237	—	—	1,209	—		—	1,209
Prepaid expenses	87	143	26	(16)	725	5		0	730
Current assets included in the calculation of net financial debt	—	—	—	10,820	10,820	—		—	10,820
Other	968	216	330	145	2,494	3,511	(4)	(3)	6,002
Total current assets	1,862	1,723	1,426	10,178	21,498	3,517		(28)	24,987
Total assets	10,323	5,527	8,182	12,967	101,454	4,904		(55)	106,303

F-13

1.6    Segment equity and liabilities

(in millions of euros)	France	Spain	Europe

June 30, 2020
Equity	—	—	—
Non-current lease liabilities	1,106	890	819
Fixed assets payables	44	345	247
Non-current employee benefits	1,297	8	18
Non-current liabilities included in the calculation of net financial debt	—	—	—
Other	552	78	298
Total non-current liabilities	2,999	1,321	1,381
Current lease liabilities	203	274	124
Fixed assets payables	1,070	491	290
Trade payables	2,608	844	840
Customer contracts liabilities	963	91	316
Current employee benefits	1,108	31	133
Deferred income	2	—	4
Current liabilities included in the calculation of net financial debt	—	—	—
Other	1,273	168	277
Total current liabilities	7,228	1,899	1,983
Total equity and liabilities	10,227	3,219	3,365
December 31, 2019
Equity	—	—	—
Non-current lease liabilities	961	945	788
Fixed assets payables	35	366	251
Non-current employee benefits	1,461	17	34
Non-current liabilities included in the calculation of net financial debt	—	—	—
Other	574	80	301
Total non-current liabilities	3,030	1,409	1,373
Current lease liabilities	170	284	166
Fixed assets payables	1,144	563	407
Trade payables	2,682	1,051	935
Customer contracts liabilities	1,015	98	335
Current employee benefits	1,224	33	110
Deferred income	2	—	6
Current liabilities included in the calculation of net financial debt	—	—	—
Other	781	178	268
Total current liabilities	7,017	2,207	2,226
Total equity and liabilities	10,047	3,616	3,599

(1)	Including in 2020, 105 million euros of non-current liabilities and 101 million euros in 2019 (see Note 11.1).
(2)	Including in 2020, 3,235 million euros of current liabilities related to Orange Bank activities and 4,280 million euros in 2019 (see Note 11.1).

(in millions of euros)	Africa &	Enterprise	International	Eliminations	Total	Orange		Eliminations	Orange
	Middle-East		Carriers	telecom	telecom	Bank		telecom	consolidated
			& Shared	activities	activities			activities /	financial
			Services	and				bank	statements
				unallocated
				items

June 30, 2020
Equity	—	—	—	34,764	34,764	(104)		—	34,660
Non-current lease liabilities	820	259	1,358	—	5,252	38		—	5,290
Fixed assets payables	162	—	—	—	798	—		—	798
Non-current employee benefits	71	290	705	—	2,388	9		—	2,398
Non-current liabilities included in the calculation of net financial debt	—	—	—	33,339	33,339	—		—	33,339
Other	57	43	57	923	2,007	114	(1)	(27)	2,094
Total non-current liabilities	1,110	592	2,119	34,261	43,784	162		(27)	43,918
Current lease liabilities	90	77	467	—	1,233	—		—	1,233
Fixed assets payables	464	73	85	(1)	2,472	—		—	2,472
Trade payables	1,258	735	882	(888)	6,279	159		(40)	6,397
Customer contracts liabilities	130	426	117	(16)	2,027	—		0	2,026
Current employee benefits	80	385	372	—	2,109	6		—	2,115
Deferred income	36	1	7	0	50	—		—	50
Current liabilities included in the calculation of net financial debt	—	—	—	4,547	4,547	—		(4)	4,543
Other	1,276	225	907	204	4,331	3,697	(2)	(14)	8,013
Total current liabilities	3,334	1,922	2,837	3,846	23,047	3,861		(58)	26,850
Total equity and liabilities	4,444	2,514	4,956	72,871	101,595	3,919		(86)	105,428
December 31, 2019
Equity	—	—	—	34,432	34,432	(16)		—	34,416
Non-current lease liabilities	785	227	1,490	—	5,196	29		—	5,225
Fixed assets payables	166	—	—	—	817	—		—	817
Non-current employee benefits	68	264	702	—	2,544	9		—	2,554
Non-current liabilities included in the calculation of net financial debt	—	—	—	33,562	33,562	—		—	33,562
Other	55	39	55	849	1,954	109	(1)	(27)	2,035
Total non-current liabilities	1,074	530	2,247	34,411	44,073	147		(27)	44,192
Current lease liabilities	124	97	422	—	1,263	4		—	1,267
Fixed assets payables	529	72	135	(1)	2,848	—		—	2,848
Trade payables	1,136	784	763	(771)	6,581	125		(24)	6,682
Customer contracts liabilities	123	412	126	(15)	2,094	—		0	2,093
Current employee benefits	71	407	411	—	2,254	6		—	2,261
Deferred income	36	1	7	0	51	—		—	51
Current liabilities included in the calculation of net financial debt	—	—	—	3,950	3,950	—		(3)	3,947
Other	1,211	283	846	341	3,908	4,638	(2)	0	8,545
Total current liabilities	3,231	2,055	2,710	3,503	22,950	4,773		(28)	27,695
Total equity and liabilities	4,305	2,586	4,957	72,346	101,454	4,904		(55)	106,303

F-14

1.7    Simplified statement of cash flows on telecommunication and banking activities

(in millions of euros)	June 30, 2020
	Telecom		Orange Bank	Eliminations	Orange
	activities			telecom	consoli-
				activities /	dated financial
				Orange Bank	statement
Operating activities
Consolidated net income	1,103		(87)	—	1,016
Non-monetary items and reclassified items for presentation	6,309		33	1	6,343
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	24		—	—	24
Decrease (increase) in trade receivables, gross	(704)		(4)	9	(699)
Increase (decrease) in trade payables	(267)		28	(9)	(248)
Changes in other customer contract assets and liabilities	41		—	—	41
Changes in other assets and liabilities	(111)		(20)	—	(131)
Other net cash out
Operating taxes and levies paid	(873)		2	—	(871)
Dividends received	3		—	—	3
Interest paid and interest rates effects on derivatives, net	(623)	(1)	1	(1)	(624)
Income tax paid	(527)		0	—	(527)
Net cash provided by operating activities (a)	4,375	(2)	(49)	—	4,326

Investing activities
Purchases and sales of property, plant and equipment and intangible assets(3)
Purchases of property, plant and equipment and intangible assets	(3,382)		(14)	—	(3,395)
Increase (decrease) in fixed assets payables	(441)		—	—	(441)
Investing donations received in advance	7		—	—	7
Sales of property, plant and equipment and intangible assets	201		—	—	201
Cash paid for investment securities, net of cash acquired	0		—	—	0
Investments in associates and joint ventures	(2)		—	—	(2)
Purchases of equity securities measured at fair value	(29)		—	—	(29)
Proceeds from sales of investment securities, net of cash transferred	15		—	—	15
Decrease (increase) in securities and other financial assets	351		(49)	0	301
Net cash used in investing activities (b)	(3,280)		(63)	0	(3,344)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,028		—	—	2,028
Medium and long-term debt redemptions and repayments	(1,575)	(4)	—	—	(1,575)
Increase (decrease) of bank overdrafts and short-term borrowings	(211)	(5)	(8)	0	(219)
Decrease (increase) of cash collateral deposits	133		(1)	—	132
Exchange rates effects on derivatives, net	72		—	—	72
Other cash flows
Lease liabilities repayments	(633)		(2)	—	(634)
Coupon on subordinated notes	(186)		—	—	(186)
Proceeds (purchases) from treasury shares	0		—	—	0
Capital increase (decrease) - non-controlling interests(6)	(88)		89	—	1
Changes in ownership interests with no gain / loss of control	(2)		—	—	(2)
Dividends paid to owners of the parent company	(532)		—	—	(532)
Dividends paid to non-controlling interests	(164)		—	—	(164)
Net cash used in financing activities (c)	(1,158)		78	0	(1,080)

Cash and cash equivalents in the opening balance	6,112		369	—	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	(62)		(35)	—	(98)
Non-cash change in cash and cash equivalents	(19)		—	—	(19)
Cash and cash equivalents in the closing balance	6,031		333	—	6,364

F-15

(in millions of euros)	June 30, 2019
	Telecom		Orange Bank	Eliminations	Orange
	activities			telecom	consoli-
				activities /	dated financial
				Orange Bank	statement
Operating activities
Consolidated net income	1,224		(87)	—	1,137
Non-monetary items and reclassified items for presentation	6,267		41	—	6,308
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	18		—	—	18
Decrease (increase) in trade receivables, gross	(210)		(2)	(7)	(219)
Increase (decrease) in trade payables	(226)		(20)	7	(239)
Changes in other customer contract assets and liabilities	(22)		—	—	(22)
Changes in other assets and liabilities	(134)		(334)	—	(468)
Other net cash out
Operating taxes and levies paid	(986)		—	—	(986)
Dividends received	14		—	—	14
Interest paid and interest rates effects on derivatives, net	(764)	(1)	—	—	(764)
Income tax paid	(640)		—	—	(640)
Net cash provided by operating activities (a)	4,541	(2)	(402)	—	4,139
Investing activities
Purchases and sales of property, plant and equipment and intangible assets(3)
Purchases of property, plant and equipment and intangible assets	(4,134)		(16)	—	(4,150)
Increase (decrease) in fixed assets payables	7		—	—	7
Investing donations received in advance	—		—	—	—
Sales of property, plant and equipment and intangible assets	151		—	—	151
Cash paid for investment securities, net of cash acquired	(126)		—	—	(126)
Purchases of equity securities measured at fair value	(25)		—	—	(25)
Proceeds from sales of investment securities, net of cash transferred	2		—	—	2
Decrease (increase) in securities and other financial assets	(28)		9	2	(17)
Net cash used in investing activities (b)	(4,153)		(7)	2	(4,158)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	4,884		—	—	4,884
Medium and long-term debt redemptions and repayments	(1,520)		—	—	(1,520)
Lease liabilities repayments	(676)		(2)	—	(678)
Increase (decrease) of bank overdrafts and short-term borrowings	(730)		9	(2)	(723)
Decrease (increase) of cash collateral deposits	(125)		(25)	—	(150)
Exchange rates effects on derivatives, net	64		—	—	64
Other cash flows
Coupon and other fees on subordinated notes issuance	(267)		—	—	(267)
Proceeds (purchases) from treasury shares	(1)		—	—	(1)
Capital increase (decrease) - non-controlling interests(6)	(59)		100	—	41
Changes in ownership interests with no gain / loss of control	(3)		—	—	(3)
Dividends paid to owners of the parent company	(1,061)		—	—	(1,061)
Dividends paid to non-controlling interests	(243)		—	—	(243)
Net cash used in financing activities (c)	263		82	(2)	343
Cash and cash equivalents in the opening balance	5,081		553	—	5,634
Cash change in cash and cash equivalents (a) + (b) + (c)	651		(327)	—	324
Non-cash change in cash and cash equivalents	2		—	—	2
Cash and cash equivalents in the closing balance	5,734		226	—	5,960

(1)	Including (62) million euros as of June 30, 2020 and (46) million euros as of June 30, 2019 of interests paid on lease liabilities.
(2)	Including significant litigations paid and received for (18) million euros as of June 30, 2020 and 23 million euros as of June 30, 2019.
(3)	Including telecommunication licenses paid for (134) million euros as of June 30, 2020 and (230) million euros as of June 30, 2019.
(4)	Including repayments of debts relating to financed assets for (24) million euros as of June 30, 2020 and (5) million euros as of June 30, 2019.
(5)	Including redemption of subordinated notes reclassified as short-term borrowings of (500) million euros as of June 30, 2020.
(6)	Including 89 million euros as of June 30, 2020 and 65 million euros as of June 30, 2019 of Orange Bank share capital invested by Orange.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

	June 30, 2020	June 30, 2019
Net cash provided by operating activities (telecom activities)	4,375	4,541
Purchases and sales of property, plant and equipment and intangible assets	(3,615)	(3,976)
Lease liabilities repayments	(633)	(676)
Debts relating to financed assets repayments	(24)	(5)
Elimination of telecommunication licenses paid	134	230
Elimination of significant litigation paid (and received)	18	(23)
Organic cash flow from telecom activities	255	92

1.8    Definition of operating segments

Following Executive Committer new organization that will be effective from September 1, 2020, the presentation of segment information could be modify in the second half of 2020.

F-16

Note 2    Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies since the publication of the 2019 consolidated financial statements and applied by Orange ("the Group") in the preparation of its interim financial statements for the half-year ended June 30, 2020.

2.1    Basis of preparation of the financial statements

The condensed consolidated financial statements and notes for the first half of 2020 were prepared under the responsibility of the Board of Directors on July 29, 2020.

In accordance with European Regulation no. 1606/2002 dated July 19, 2002, the interim financial statements were prepared in accordance with IAS 34 "Interim Financial Reporting", as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2019, with the exception of the specific requirements of IAS 34 and effects of new standards as described in Note 2.3.

The Group’s consolidated financial statements are presented in millions of euros, rounded to the nearest million. This may in certain circumstances lead to non-material differences between the sum of the figures and the subtotals  that appear in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB, with the exception of standards and interpretations currently being endorsed, a study of the impacts and practical consequences of applying these amendments is under way.

When a specific transaction is not dealt with in any standard or interpretation, Group management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−   fairly present the Group’s financial position, financial performance and cash flows;

−   reflect the economic substance of transactions;

−   are neutral;

−   are prepared on a prudent basis; and

−   are complete in all material respects.

2.2    Use of estimates and judgement

Orange’s management uses its judgment to define the appropriate accounting treatment of certain transactions and makes estimates insofar as many items included in the financial statements cannot be measured with precision or current IFRS standards and interpretations do not specifically deal with the related accounting issues. Management revises these estimates if the underlying circumstances evolve or if there is new information or additional experience. In the current context of the health crisis, estimates used as of June 30, 2020 could be modified within the preparation of next closings (see Note 3).

2.3    New standards and interpretations applied from January 1, 2020

2.3.1  Interpretation and amendment of IFRS 16 "Leases"

The Group has applied IFRS 16 "Leases” since January 1, 2019.

The IFRS IC committee published a decision in November 2019 which specifies that it is not possible to use only the legal approach to determine the enforceable period of a contract, if duration cannot be determined at the origin of the contract. The committee considers that a lease arrangement remains enforceable as long as lessee, or lessor, would have to support a loss or a more than insignificant penalty in the event of termination of the contract. To determine the enforceable period of the lease arrangement, all economic aspects of the contract must be taken into account and not just contractual termination indemnities.

On the date of preparation of the 2019 annual consolidated financial statements, the Group had adopted, depending on the accounting positions and the implementation methods concerning assessment of duration of contracts, a legal approach in a certain number of non-fixed-term contracts with a notice period of less than 12 months for which the Group has applied the short-term exemption, in particular for leases of certain mobile sites.

The IFRS IC decision on the enforceable period of contracts will be implemented as of December 31, 2020 on all leases falling within the scope of the final decision of the Interpretation Committee. The impact of this implementation appears limited to contracts of indefinite duration with short notice and to contracts for which the initial lease term has been exceeded and which would have been in a tacit renewal situation. In the current context of the health crisis, at the date of preparation of the condensed consolidated financial statements by the Board of Directors, analysis is still in progress and the Group estimates that the impact on the opening balance sheet as of January 1, 2019 could result in an effect on rights of use and lease liabilities estimated at between 400 and 600 million euros.

2.3.2  IFRS 3 amendment “Definition of a business”

The definition of a business has been clarified by this amendment and is intended to assist preparers in determining whether an acquisition should be accounted for as a business combination or as an acquisition of a group of assets. This amendment applies to all acquisitions made from January 1, 2020. These changes relate to the definition of a business:

−   a business must include inputs and a substantial process that have the capacity to significantly contribute to outputs;

−   the scope is limited to goods and services provided to customers and to income from ordinary activities and not to dividends, cost reductions or any other direct economic benefits for investors and possibly other third parties.

This amendment had no impact on the Group's consolidated financial statements as of June 30, 2020 and the Group will take these new provisions into account in its next acquisitions.

F-17

2.3.3  Amendments to IAS 1 and IAS 8 “Definition of Material”

Amendments to IAS 1 and IAS 8, applicable since January 1, 2020, improve the definition of materiality in order to determine whether information should be provided in the financial statements, or whether the way in which it is communicated has the same effect as if it had not been communicated. The Group considers that judgment applied in the choice of information provided in its consolidated financial statements meets the provisions of amendments published by the IASB.

Note 3    Impacts of the health crisis related to the Covid-19 pandemic

The objective of this note is to summarize the impacts of the health crisis on the Group's business and performance, the judgments and assumptions made as well as the main effects of the crisis on the Group's consolidated financial statements.

3.1    Effects of the Covid-19 pandemic on Orange's business and financial situation

The impact of Covid-19 on human health led the Group to quickly implement actions to protect its employees and Orange’s suppliers and customers. The deployment of these actions and the decisions taken by the governments of the countries in which the Group operates have affected Orange's business and financial situation.

These consequences are not easily quantifiable, as they are difficult to isolate from other developments during the period.

In the first half of 2020, the main effects of the Covid-19 pandemic on the Group's revenue are as follows:

−   a drop in equipment sales;

−   a slowdown in revenues from services to fixed-line operators;

−   a decline in revenues from international roaming (visitors and customers) in almost all countries and especially in revenues from B2B services;

−   a slowdown in B2B services activity, with a particular decline in revenues from integration services and information technologies in the second quarter of 2020;

−   a general decline in sales activity.

In regard to the Group's operating expenses, the main impacts of the Covid-19 pandemic are as follows:

−   an increase in interconnection charges, purchases of protection equipment and excess costs related to supportive measures for network service providers in France;

−   an increase in depreciation and losses on trade receivables;

−   the payment of specific bonuses to some employees in connection with the health crisis;

−   a significant decrease in commercial expenses, equipment costs and overheads.

As regards the Group's capital expenditure, the main effects were a decrease in investments due to the postponement of a certain number of projects.

3.2    Main effects on the interim consolidated financial statements

The main estimates of the crisis at June 30, 2020 during the preparation of the Orange Group's interim financial statements concerned:

−   Impairment tests (see Note 7);

−   Deferred tax assets recoverability tests (see Note 8);

−   Impairments of trade receivables in accordance with IFRS 9 (see Notes 5.1 and 6.1);

−   The Group’s exposure to credit, liquidity and other risks and related sensitivities (see Note 10).

The use of estimates and judgements as well as the main assumptions made are detailed in each of the consolidated financial statements’ notes.

At June 30, 2020, the main specific excess costs on the operating income arising from the management of the health crisis are described below.

In external purchases, the main incremental costs are as follows:

−   Purchases of equipment relating to the health and safety of employees for (50) million euros mainly at Orange SA;

−   Excess costs related to supportive measures for a number of network services in order to maintain the activity and partly offset a portion of the fixed costs of the suppliers in France for (20) million euros (to which are added (23) million euros recorded in investments);

−   (9) million euros in donations and sponsorships, especially for Middle East Africa zone’s subsidiaries and Orange SA.

Labor expenses include the payment to certain employees of specific bonuses related to the health crisis for (10) million euros.

Other operating expenses also include the increases of trade receivables depreciation in accordance with IFRS 9 for (72) million euros of which (67) million euros related to telecom activities and (5) million euros related to Orange Bank activities.

F-18

Note 4    Gains and losses on disposal and main changes in scope of consolidation

4.1    Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	June 30, 2020	June 30, 2019
Gains (losses) on disposal of fixed assets(1)	59	68
Gains (losses) on disposal of investments and activities	0	0
Gain (losses) on disposal of fixed assets, investments and activities	59	68

(1)	Including in 2020, 197 MEUR of transfer price and (139) MEUR of net book value of assets sold. Including in 2019, 131 MEUR of transfer price and (63) MEUR of net book value of assets sold.

4.2    Main changes in scope of consolidation

Squeeze-out offer on Business & Decision shares

On May 28, 2020, Orange Business Services launched a mandatory public buyout offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital. .

This offer closed on July 8 and was followed by the effective delisting of Business & Decision shares on July 13, 2020.

At June 30, 2020, Orange holds 95.08 % of the capital following the purchase of the Business & Decision shares tendered as part of the public buyout offer on that date. A financial debt of 3 million euros was recognized in the financial statements as of June 30, 2020 reflecting the commitment to purchase the remaining shares to be transferred to the Group following Business & Decision delisting procedure.

Note 5    Sales

5.1    Trade receivables

(in millions of euros)	June 30, 2020	December 31, 2019
Net book value of trade receivables - in the opening balance	5,320	5,295
Business related variations	615	1
Changes in the scope of consolidation	—	50
Translation adjustment	(42)	28
Reclassifications and other items	6	(53)
Net book value of trade receivables - in the closing balance	5,899	5,320

(in millions of euros)	June 30, 2020	December 31, 2019
Net trade receivables depreciated according to their age	1,036	1,233
Net trade receivables depreciated according to other criteria	455	579
Net trade receivables past due	1,491	1,812
Not past due (1)	4,408	3,508
Net trade receivables	5,899	5,320
o/w short-term trade receivables	5,656	5,044
o/w long-term trade receivables (2)	243	276
o/w net trade receivables from telecom activities	5,899	5,320
o/w net trade receivables from Orange Bank	—	—

(1)	Not due receivables are presented net of the balance of the IFRS 9 provision which amounts to (33) million euros as of June 30, 2020 and (23) million euros as of December 31, 2019.
(2)	Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers for companies equipment.

The Group assessed the risk of non-recovery of trade receivables as of June 30, 2020 and recognized an impairment of trade receivables for an amount of (225) million euros over the period in the income statement, of which (67) million euros for telecom activities in connection with the effects of the health crisis, mainly reflecting an increase in risk in the France segment of (27) million euros.

In an unchanged manner compared to December 31, 2019, Orange considers that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional and large companies) and according to their various sectors of the economy and their geographical dispersion in France and abroad.

Due to the health crisis linked to the Covid-19 pandemic, economic support measures for businesses and individuals have been taken by a number of states and have helped to partially contain the risk of non-recovery trade receivables as of June 30, 2020, thus reducing the visibility of the extent of the expected deterioration of the economic environment (in particular on the risk of business failures).

For its part, Orange has applied a series of general measures in favor of its customers (all customer segments combined), including the temporary suspension of coercive measures and collection procedures, and has granted payment schedules to certain customers.

In this specific context, the Group has stepped up its monitoring of trade receivables recovery over the period in order to manage and adapt the recovery measures, which have gradually resumed from June on all customer segments.

In view of the persistent uncertainty surrounding the economic environment, the Group will pay specific attention to the development of the risk of non-recovery of trade receivables in the second half of the year.

For Orange Bank, the effects of the health crisis on bank credit risk are described in Note 6.1.

F-19

The table below provides an analysis of the change in impairment of telecom activities trade receivables in the statement of financial position:

(in millions of euros)	June 30, 2020	December 31, 2019
Allowances on trade receivables - in the opening balance	(888)	(816)
Net addition with impact on income statement	(225)	(332)
Losses on trade receivables	141	271
Changes in the scope of consolidation	—	(1)
Translation adjustment	6	(5)
Reclassifications and other items	0	(5)
Allowances on trade receivables - in the closing balance	(966)	(888)

5.2    Customer contract net assets and liabilities

Group analysis performed on contract assets impairment has not highlighted any significant effect as of June 30, 2020.

Note 6    Other expenses

6.1    Other operating expenses

(in millions of euros)	June 30, 2020		June 30, 2019
Allowances and losses on trade receivables - telecom activities	(225)	(1)	(149)
Litigation	(169)		19
Operating foreign exchange gains (losses)	8		(5)
Cost of bank credit risk	(11)		(4)
Integration costs	(5)		(7)
Other expenses	(46)		(55)
Total	(448)		(201)

(1)	see Note 5.1.

The cost of credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

In the context of the health crisis, parameters used for the assessment of the credit risk have been updated (see Note 11.2). A provision of 5 million euros was recognized as of June 30, 2020, including 3 million euros on consumer loans and 2 million euros on sectors considered sensitive (hotel industry, commercial property, agriculture and patrimonial activity) inherited from Groupama Banque.

6.2    Restructuring costs

(in millions of euros)	June 30, 2020	June 30, 2019
Departure plans	(7)	(13)
Lease property restructuring	2	(2)
Distribution channels	(1)	(9)
Other	(7)	(28)
Total restructuring costs	(13)	(52)

6.3    Working capital management – payables

Advances and advance payments of supplier invoices in the context of the health crisis

In order to support small and medium-sized businesses in the context of the health crisis, Orange set up a system of financial advances and accelerated payments of a certain number of invoices.

Extension of supplier payment deadlines

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. For several years, some key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months. Trade payables and fixed assets payables that were subject to an extension of payment, and had an impact on the change in working capital at the end of the period, amount to approximately 400 million euros as of June 30, 2020.

Note 7    Impairment of goodwill

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, appreciation of the telecommunications operators’ resilience to deteriorating local economic conditions, change in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

Compared to the elements described as of December 31, 2019, the Group has taken into account the Covid-19 pandemic impacts in the review of impairment indicators and particularly in:

−   the market assumptions of the discount rates and perpetual growth rates;

−   the achievement of the first year of the business plans.

F-20

As the preparation of multi-year plans will be performed during the second half of 2020, the half-year reassessments resulting from the identification of impairment indications are based on a preliminary review of projected cash flows retained at the end of the previous year.

As of June 30, 2020, due to the health crisis context, the review of impairment indicators has been affected by the following trends:

−   increase of the Middle East and Africa discount rates due to the rise of debt spreads and country risk premiums;

−   revised cash flow projections when the first year of the business plan is not achieved and considering the risk’s materiality on the headroom of each Cash Generating Unit (CGU);

−   sensitivity analyses based on the financial parameters and/or cash flows and taking into account the uncertainties in the current environment, especially the different assumptions related to the impacts on the coming semesters and the estimated date of the return to normal business.

June 30, 2020

The review of potential impairment indicators has led to revise the value in use of Spain CGU: based on the best estimate of the management in the current context, the estimated value in use significantly decreases compared to December 31, 2019, due to the impacts of the local economic context, competition on customers offers and to a lesser extent the health crisis.

The financial parameters (discount and perpetual growth rates) used to update the value in use have not changed since December 31, 2019.

However, this review of projected cash flows has not led the Group to recognize any impairment as of June 30, 2020. The limited headroom resulting from this new valorization will be monitored during the second semester taking into account the changes in local governance and the update of value key assumptions.

The sensibility analysis conducted on Spain new valorization shows an effect on the recoverable amount of approximately 1.1 billion euros in case of a variation of:

−   10% of terminal value cash flows; or

−   50 bp of the discount rate after tax; or

−   50 bp of the perpetual growth rate.

The review of impairment indicators and sensibility analysis carried out on other CGU have not revealed any new significant risk of impairment as of June 30, 2020.

June 30, 2019

As of June 30, 2019, the review of impairment indicators had not led the Group to recognize any impairment.

Note 8    Income tax

(in millions of euros)	June 30, 2020	June 30, 2019
Total Income tax	(491)	(513)
Current tax	(474)	(525)
Deferred tax	(18)	12

As of June 30, 2020, the estimated deferred income tax charge includes a (63) million euros increase of deferred tax liabilities recognized on Orange brand in the United Kingdom. The UK government has reversed the planned reduction in the rate of corporation tax to 17% to maintain the rate at 19%. The deferred tax liabilities on Orange brand are now recorded at a 19% tax rate.

At each period end, the Group reviews the recoverable amount of the deferred tax assets. The recoverability of the deferred tax assets is assessed in the light of business plans used for impairment testing.

As of June 30, 2020, in relation with the revised projections of future cash flows in Spain (see Note 7), a (50) million euros deferred tax charge has been recognized to reflect on the recoverable value of deferred tax assets, the negative impact of the local economic context, the competition on customers offers and to a lesser extent the effects of the health crisis.

Note 9    Financial assets, liabilities and financial results (excluding Orange Bank)

9.1    Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Thus, Note 9 details the financial assets, liabilities and related gains and losses specific to telecom activities and Note 11 concerns the activities of Orange Bank.

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The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as of June 30, 2020.

(in millions of euros)	Orange	O/w	Note	O/w	Note	O/w
	consolidated	telecom		Orange		eliminations
	financial	activities		Bank		telecom
	statements					activities / bank
Non-current financial assets related to Orange Bank activities	1,380	—		1,380	11.1.1	—
Non-current financial assets	1,274	1,301	9.6	—		(27)	(1)
Non-current derivatives assets	881	881	9.4	—		—
Current financial assets related to Orange Bank activities	1,977	—		1,981	11.1.1	(4)
Current financial assets	4,375	4,376	9.6	—		(1)
Current derivatives assets	41	41	9.4	—		—
Cash and cash equivalents	6,364	6,031	9.4	333		—
Non-current financial liabilities related to Orange Bank activities	—	—		27	11.1.2	(27)	(1)
Non-current financial liabilities	32,744	32,744	9.4	—		—
Non-current derivatives liabilities	672	594	9.4	78		—
Current financial liabilities related to Orange Bank liabilities	3,234	—		3,235	11.1.2	(1)
Current financial liabilities	4,489	4,493	9.4	—		(4)
Current derivatives liabilities	54	54	9.4	—		—

(1)	Loan granted by Orange SA to Orange Bank.

9.2    Financial foreign exchange gains and losses

The net foreign exchange financial loss mostly reflects the effect of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 12.6).

9.3    Change of cash flow hedges in the consolidated statement of comprehensive income

As of June 30, 2020, the consolidated statement of comprehensive income indicates a gain in cash flow hedge of 554 million euros against a loss of (184) million euros in the first semester of 2019. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies.

The gain on the first half of 2020 is mainly due to the decrease of the euro-US dollar rate spread. The loss on the first half of 2019 was mainly due to the set up of new instruments in order to hedge the bond issued in sterling pounds (cash flow hedge) in January 2019 and also to the increase of the euro-sterling pound rate spread.

9.4    Net financial debt

Net financial debt as defined and used by Orange does not include Orange Bank activities for which the concept is not relevant and is described in the following chart:

(in millions of euros)	June 30,	December 31,
	2020	2019
TDIRA	641	822
Bonds	30,807	30,893
Bank loans and from development organizations and multilateral lending institutions	4,467	4,013
Debt relating to financed assets	216	125
Cash collateral received	417	261
NEU Commercial Papers (1)	391	158
Bank overdrafts	182	203
Other financial liabilities (2)	118	602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	37,237	37,076
Current and non-current derivatives (liabilities) (3)	648	436
Current and non-current derivatives (assets) (3)	(922)	(573)
Other comprehensive income components related to unmatured hedging instruments	(28)	(542)
Gross financial debt after derivatives (a)	36,935	36,397
Cash collateral paid (4)	(147)	(123)
Investments at fair value (5)	(4,337)	(4,696)
Cash equivalents	(3,247)	(3,651)
Cash	(2,784)	(2,462)
Assets included in the calculation of net financial debt (b)	(10,514)	(10,931)
Net financial debt (a) + (b)	26,420	25,466

(1)	Negotiable European Commercial Papers (formerly called "commercial papers").
(2)	Include 500 million euros of subordinated notes reclassified as a short term financial liability in 2019 and redeemed on February 7, 2020 (first call option date).
(3)	As of June 30, 2020, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is an unrealized gain of 578 million euros.
(4)	Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.
(5)	Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

On January 28, 2020, Orange SA bought 12,749 perpetual bonds redeemable for shares ("TDIRA") for a notional amount of 180 million euros. Taking into account this purchase, 45,232 TDIRA remain outstanding for a total notional amount of 638 million euros.

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9.5    Main redemptions and bond issues

During the first semester of 2020, Orange SA redeemed three bonds at maturity for 1,050 million euros.

During the same period, Orange SA negotiated a loan of 350 million euros with the European Investment bank maturing 2027 and also issued 2 bonds:

−   750 million euros on April 7, 2020 maturing on July 7, 2027 with a coupon of 1.25%;

−   750 million euros on April 7, 2020 maturing on April 7, 2032 with a coupon of 1.625%.

On February 6, 2020, the Group made early repayment of the 150 million euro loan issued in 2018 by SecureLink, bearing interest at the 3-month Euribor plus 5.5% and originally maturing February 6, 2023.

9.6    Financial assets

	June 30, 2020			December 31, 2019
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	298	—	298	277
Investments securities	298	—	298	277
Financial assets at fair value through profit or loss	277	4,337	4,613	4,953
Investments at fair value (1)	—	4,337	4,337	4,696
Investments securities	130	—	130	133
Cash collateral paid	147	—	147	123
Financial assets at amortized cost	727	39	766	772
Receivables related to investments (2)	48	13	61	70
Other (3)	679	26	705	702
Total financial assets	1,301	4,376	5,677	6,001

(1)	NEU Commercial papers and bond securities only.
(2)	Including loan granted by Orange SA to Orange Bank (27 million euros).
(3)	Including the escrowed amount of 347 million euros related to the Digicel litigation.

Note 10    Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

10.1    Risk management policy

During the first semester of 2020, the risk management Group policy related to the financial instruments has not been challenged by the health crisis. The Group has kept its hedging policy to minimize the Group exposure to interest rate and operating and financial foreign exchange risks. Cash flow hedge relationships have not been challenged by the crisis. Furthermore, Orange has continued to diversify its sources of funding (see Note 9.5) that allow the Group to present the following liquidity position as of June 30, 2020:

Liquidity position

(in millions euros)

Available undrawn amount of credit facilities
Investments at fair value
Cash
Cash equivalents

On the specific management of counterparty risk related to customer accounts, see Note 5.1.

10.2    Orange's credit ratings

Orange's credit ratings have not changed since December 31, 2019.

As of June 30, 2020, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

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10.3    Financial ratios

The covenants with regards to financial ratios described as of December 31, 2019 remain met.

10.4    Fair value levels of financial assets and liabilities

During the first half of 2020, no significant event has occurred regarding the fair value of financial assets and liabilities.

Note 11    Activities of Orange Bank

11.1    Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group's consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Thus, Note 9 details the financial assets, liabilities and related gains and losses specific to telecom activities and Note 11 concerns the activities of Orange Bank.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as of June 30, 2020.

(in millions of euros)	Orange	O/w telecom	Note	O/w Orange	Note	O/w eliminations
	consolidated	activities		Bank		telecom
	financial					activities / bank
	statements
Non-current financial assets related to Orange Bank activities	1,380	—		1,380	11.1.1	—
Non-current financial assets	1,274	1,301	9.6	—		(27)	(1)
Non-current derivatives assets	881	881	9.4	—		—
Current financial assets related to Orange Bank activities	1,977	—		1,981	11.1.1	(4)
Current financial assets	4,375	4,376	9.6	—		(1)
Current derivatives assets	41	41	9.4	—		—
Cash and cash equivalents	6,364	6,031	9.4	333		—

Non-current financial liabilities related to Orange Bank activities	—	—		27	11.1.2	(27)	(1)
Non-current financial liabilities	32,744	32,744	9.4	—		—
Non-current derivatives liabilities	672	594	9.4	78		—
Current financial liabilities related to Orange Bank liabilities	3,234	—		3,235	11.1.2	(1)
Current financial liabilities	4,489	4,493	9.4	—		(4)
Current derivatives liabilities	54	54	9.4	—		—

(1)	Loan granted by Orange SA to Orange Bank.

11.1.1 Financial assets related to Orange Bank activities

(in millions of euros)	June 30, 2020			December 31, 2019
	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	2	—	2	2
Investments securities	2	—	2	2
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	645	5	650	656
Debt securities	645	5	650	656
Financial assets at fair value through profit or loss	99	—	99	179
Investments at fair value	—	—	—	79
Cash collateral paid	76	—	76	76
Others	22	—	22	25
Financial assets at amortized cost	635	1,976	2,611	3,519
Fixed-income securities	635	6	641	506
Loans and receivables to customers	—	1,857	1,857	1,937
Loans and receivables to credit institutions	—	109	109	1,073
Others	—	4	4	3
Total financial assets related to Orange Bank activities	1,380	1,981	3,361	4,357

Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss

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(in millions of euros)	June 30, 2020	December 31, 2019
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	656	925
Acquisitions	110	165
Repayments and disposals	(114)	(442)
Changes in fair value	(2)	9
Other items	(1)	(1)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	650	656

Loans and receivables related to Orange Bank

In the context of adapting Orange Bank's accounts into the Group's financial statements, clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers have been considered as loans and receivables from customers.

As of June 30, 2020, loans and receivables of Orange Bank to customers are mainly composed of overdrafts (for 849 million euros) and housing loans (for 858 million euros).

Orange Bank's loans and receivables from credit institutions are mainly composed of current assets corresponding to overnight deposits and loans.

11.1.2 Financial debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables and debts with customers for 2,150 million euros, with financial institutions for 617 million euros as well as by certificates of deposits for 467 million euros.

As of June 30, 2020, debts related to Orange Bank operations with customers are mainly composed of current accounts for 1,273 million euros and passbooks and special savings accounts for 876 million euros.

Debts related to Orange Bank operations with financial institutions are mainly composed of term borrowings and advances.

11.2    Information on credit risk management

As of June 30, 2020, the health crisis constitutes a new risk factor that we have taken into account in the management and assessment of credit risk.

The parameters used for the assessment of credit risk have been updated on the basis of forward-looking information required by IFRS 9 (forecasts of French GDP for the years 2020 and 2021). The impacts recognized in the income statement are presented in Note 6.1.

Note 12    Shareholders’ equity

At June 30, 2020, Orange SA's share capital amounted to 10,640,226,396 euros, and comprised 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. As of June 30, 2020, the public sector owns 22.95% of Orange SA's share capital and 29.44% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 5.53% of Orange SA's share capital and 8.85% of the voting rights.

12.1    Changes in share capital

No new shares were issued during the first half of 2020.

During the six months ended June 30, 2020, the weighted average number of ordinary shares outstanding is 2,654,514,167 and the weighted average number of shares outstanding and dilutive is 2,682,021,278.

12.2    Treasury shares

As authorized by the Shareholders' Meeting of May 19, 2020, the Board of Directors implemented a new share Buyback Program (the 2020 Buyback Program) and canceled the 2019 Buyback Program, with immediate effect. This authorization is valid for a period of 18 months from the aforementioned Shareholders' Meeting. The 2020 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority on April 20, 2020.

The share buybacks carried out during the period by Orange primarily related to the Long Term Incentive Plan (LTIP) 2019-2021.

At June 30, 2020, Orange held 1,788,037 of its own shares (of which 992,500 shares in connection with the liquidity contract and 795,537 shares in connection with the LTIP 2018-2020 and LTIP 2019-2021 plans).

At December 31, 2019, the company held 9,742,968 treasury shares (of which 853,500 in connection with the liquidity contract  and 8,889,468 in connection with the Orange Vision 2020, LTIP 2018-2020 and LTIP 2019-2021 free share award plans).

12.3    Dividends

The Shareholders' Meeting held on May 19, 2020 approved the payment of a dividend of 0.50 euro per share in respect of the 2019 fiscal year instead of a dividend of 0.70 euro per share as announced during the consolidated financial results 2019 presentation in February 2020. After payment of the interim dividend of 0.30 euro per share on December 4, 2019 for a total amount of 796 million euros, the balance of the dividend amounting to 0.20 euro per share was paid on June 4, 2020 for an amount of 532 million euros.

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12.4    Non-controlling interests

(in millions of euros)	June 30,	December 31,
	2020	2019
Credit part of equity attributable to non-controlling interests (a)	2,566	2,701
o/ w Orange Polska group	959	987
o/ w Sonatel group	653	736
o/ w Orange Belgium group	270	275
o/ w Jordan Telecom group	170	166
o/ w Médi Telecom	124	148
Debit part of equity attributable to non-controlling interests (b)	(12)	(13)
Total equity attributable to non-controlling interests (a) + (b)	2,553	2,688

(in millions of euros)	June 30, 2020	June 30, 2019
Dividends paid to minority shareholders	206	243
o/ w Sonatel group	166	192
o/ w Médi Telecom	24	22
o/ w Orange Belgium group	14	14
o/ w Jordan Telecom group	—	13

12.5    Cumulative translation adjustment

(in millions of euros)	June 30, 2020	June 30, 2019
Gain (loss) recognized in other comprehensive income during the period	(184)	52
Reclassification to net income for the period	0	(2)
Total transaction adjustments for continuing operations	(184)	50

The change in translation differences recognized in other comprehensive income mainly includes:

−   in the first half of 2020, a decrease of (94) million euros due to the depreciation of the Polish zloty and a decrease of (30) million euros due to the depreciation of the Norwegian krone;

−   in the first half of 2019, an increase of 45 million euros due to the appreciation of the Egyptian pound.

12.6 Subordinated notes

At June 30, 2020, the amount of subordinated notes presented on the consolidated statements of changes in shareholders' equity does not change due to these operations and corresponds to a nominal of 5,803 million euros booked at historical value (the tranches denominated in pounds sterling have not been revaluated since their issue in 2014). The costs and share premiums of (88) million euros have been allocated in the reserves.

In the first half of 2020, Orange paid the following coupons:

−   on February 8, 2020, 53 million euros and 38 million pounds sterling (equivalent to 45 million euros) to holders of the notes issued in February 2014,

−   on March 19, 2020, 4 million euros to holders of the notes issued in September 2019 (1st call including the period from September 19, 2019 to March 19, 2020),

−   on April 1, 2020, 35 million  pounds sterling (equivalent to 38 million euros) to holders of the tranche denominated in pounds sterling issued in October 2014.

−   on April 15, 2020, 24 million euros to holders of the notes issued in April 2019.

The tax effect relating to the payment of the coupons is accounted for as net income.

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was (32) million euros for the period. This effect is shown at “Other movements” in the consolidated statements changes in shareholders’ equity.

Note 13   Litigations and unrecognized contractual commitments

13.1    Litigations

As of June 30, 2020, the provisions for risks recorded by the Group for all disputes in which the Group is involved (with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 569 million euros compared with 643 million euros as of December 31, 2019. Orange believes that the disclosure of provisions that may be recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2019.

−   On June 17, 2020, the Paris Court of Appeal overturned the discounting method applied to the damages set forth in the judgment rendered by the Paris Commercial Court on December 18, 2017, which ordered Orange to pay to Digicel 180 million euros in principal. This amount (including the overturned discounted amount) had been escrowed (see Note 9.6) pending the decision of the Paris Commercial Court on the merits of the dispute, and is presently challenged regarding the amount of the cash out which Orange considers being a maximum of 224 million euros based on the Court of appeal decision. Orange has re-assessed the risk taking into account the evolution of the procedure and intends to appeal to the French Supreme Court.

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−   Regarding the ongoing proceedings in the “Enterprise” market segment between SFR, BT Group, Celeste, Adista and Orange, BT Group withdrew its legal action before the Paris Commercial Court for indemnification of the damages suffered. Other proceedings are still ongoing.

−   A number of shareholder disputes are ongoing between the joint venture company made up of Agility and Orange, on the one hand, and its Iraqi co-shareholder in the share capital of Iraqi operator Korek Telecom on the other hand. These disputes, which relate to various breaches of contractual documents, are the subject of preliminary procedures and arbitrational and judicial litigation in various countries. Moreover, on March 19, 2019, following an administrative decree adopted by the Ministry of Industry and Trade, the Directorate of Companies in Erbil enforced the decision made by the Iraqi regulatory authority (CMC) in 2014 to cancel the partnership of March 2011 between the telco operator Korek Telecom, Agility and Orange. Consequently, the return of the shares in Korek Telecom to the original shareholders was forced without compensation. Orange, which believes that it was unlawfully expropriated of its investment, addressed on March 24, 2019, a notice of dispute to the Republic of Iraq based on the bilateral investment treaty between the French Republic and the Republic of Iraq, and is pursuing amicable discussions with the Iraqi State with a view to trying to reach an amicable agreement. Orange has taken all necessary steps to be able to file a request for arbitration with the International Centre for Settlement of Investment Disputes should these discussions not be concluded rapidly.

−   In Jordan, Zain, a telecom operator, brought an action against Jordan Telecommunications Company (Orange Jordan) for failure to open geographical numbers assigned by the Jordanian regulator. Zain has estimated its damages at 250 million Jordanian dinars (around 314 million euros). An arbitration proceeding is pending. Orange Jordan believes that the amount of the claim is not justified.

−   The Evaluation and Compensation Committee established by Orange as part of the so-called France Telecom employee-related crisis trial in order to analyze the individual requests received from natural persons who worked with the company between 2007 and 2010 and their beneficiaries, extended the filing period until the end of September in order to be able to process the requests until the end of December 2020. This Committee continues to analyze and process the requests received. At the beginning of July 2020, around 740 individual requests have been received, of which approximately 220 have been closed subsequent to an agreement.

Apart from the proceedings mentioned above, there are no other administrative, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2019, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

13.2    Unrecognized contractual commitments

During the first half of 2020, no other major event has impacted the unrecognized contractual commitments described in the 2019 consolidated financial statements.

Note 14    Related party transaction

During the first half of 2020, no transaction with related parties took place which materially affected the 2019 Group's financial position.

Note 15    Subsequent events

Orange SA: distribution of an interim dividend

At its meeting held on July 29, 2020, the Board of Directors resolved to distribute an interim dividend of 0.30 euro  per share in respect of 2020. This interim dividend will be paid in cash on December 9, 2020. The estimated payment amounts  to 798 million euros based on the number of ordinary shares outstanding as of June 30, 2020.

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